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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                          UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             NUPRO INNOVATIONS INC.
        -----------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            Delaware                                86-0893269
            --------                                ----------------
(State or other jurisdiction of                     (I.R.S. employer
incorporation or organization)                      identification number)


5151 E. Broadway Blvd., Suite 730, Tucson, Arizona                 85711
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(Address of principal executive offices)                          (Zip Code)

                                 (520) 571-0900
                  --------------------------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
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                                EXPLANATORY NOTE

      The Company is filing this Form 10-SB Registration Statement on a voluntary basis in order to comply with recently enacted rules of the National Association of Securities Dealers, Inc., which require, among other things, the Company to become a reporting company with the Securities and Exchange Commission ("SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order for the Company to remain eligible for listing on the Over-the-Counter Bulletin Board.

      NuPro(TM) and NuPro Innovations(TM) are trademarks or trade names of the Company.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      Except for historical information contained herein, this Form 10-SB contains express or implied statements that the Company believes are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby, which do not apply to initial public offerings. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission, in its press releases, quarterly conference calls or otherwise. The words "believes," "expects," "anticipates," "intends," "forecasts," "projects," "plans," "estimates" and similar expressions identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance or operations and speak only as of the date the statements are made. Such forward-looking statements involve risks and uncertainties and readers are cautioned not to place undue reliance on forward-looking statements. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, the Company's limited operating history, lack of product diversification, the risks of rapid growth, the Company's dependence on key personnel, uncertainty of acceptance of the NuPro Material, changes in economic conditions and an inability to obtain financing, as well as those discussed elsewhere in this Form 10-SB. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to publicly update, review, or revise any forward-looking statements to reflect any change in the Company's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

      NuPro Innovations Inc. was incorporated in the Canadian Province of Ontario on November 27, 1996 as TracTop Distributing Inc. On August 7, 1997, TracTop Distributing Inc. was domesticated in the State of Delaware in the United States under the name "NuPro Innovations Inc." When used in this registration statement, unless the context requires otherwise, the term "Company" refers to NuPro Innovations Inc., a Delaware corporation (formerly known as TracTop Distributing Inc., an Ontario, Canada corporation), and NuPro Innovation Mexico S.A. de C.V., which is a majority owned subsidiary of NuPro Innovations Inc. The Company is a development stage corporation with its principal offices located at 5151 East Broadway Blvd., Suite 730, Tucson, Arizona, 85711. The Company's telephone number is (520) 790-2100 and its web site is www.nuproinnovations.com. Information on the Company's web site does not constitute part of this registration statement.

      On December 1, 1998, the Company acquired the use of and the right to commercialize a composite industrial engineering material (the "NuPro Material") with the acquisition (the "TrucTech Acquisition") of substantially all of the assets and liabilities of TrucTech, Inc., a Georgia corporation ("TrucTech"). Under the terms of the TrucTech Acquisition, the Company acquired TrucTech's assets and assumed TrucTech's liabilities in exchange for $5,500,000 of the Company's common stock, par value $0.001 per share ("Common Stock"), valued at $0.75 per share, or an aggregate of 7,333,333 shares. Certain directors, officers, employees, and stockholders of the


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Company were also directors, officers, employees and stockholders of TrucTech.
See "Certain Relationships and Related Transactions."

NUPRO MATERIAL

      The NuPro Material is a polyester/epoxy hybrid created by the reactions of several primary chemical compounds facilitated by chemical inhibitors, accelerators, catalysts, and promoters. The NuPro Material can be made in a variety of formulations to generate differing properties, which enables it to be used in a number of different product applications. The Company believes that the NuPro Material represents an advancement in polyurea technology because the processing of the hybrid composite material does not require either external heat or a high-pressure environment.

      The NuPro Material, a blend of ring opened cyclic esters and polyamides combined with polyisocyannate formulation, is characterized by certain high performance mechanical properties that allow it to compete with steel, alloys, wood, plastic, fiberglass, and plastic foam in many product applications. The Company believes that a significant cost advantage of the NuPro Material may result from the elimination of a standard plastics manufacturing step the interim process of compounding the raw feeds of petrochemical derivatives into raw plastics, and continuing the process by reheating, pressing, and reforming the compounds into a finished product. With the NuPro Material, the finished products are derived directly from the chemical reaction of certain raw liquid feedstocks. As a result, the Company believes that the production process for product applications with the NuPro Material is more simple and inexpensive than the manufacturing process of product applications with many of the competing industrial materials.

BUSINESS STRATEGY

      The focus of the Company will be to provide unique platform technology and solutions for the challenges faced by manufacturers with respect to the materials used for various industrial applications. The Company believes that customers that manufacture products with the NuPro Material may realize certain competitive advantages with respect to product performance and costs of production.

      The Company's business strategy includes (i) identifying large-scale manufacturing, industrial, and commercial market segments in which the substitution of the NuPro Material for existing conventional materials will provide the user with a higher quality product at a lower price, (ii) furnishing the Company's customers with turnkey manufacturing packages, including, without limitation, training with respect to the manufacturing process, for a particular product application of the NuPro Material, and (iii) supplying its proprietary materials, which are the chemicals necessary for creating the NuPro Material, for the manufacturing process. The Company anticipates that the proprietary materials necessary to create the NuPro Material will initially be manufactured in Mexico.

      In implementing its business strategy, the Company has identified the following areas of emphasis:

      - Develop and Introduce New Product Applications. The Company believes that it must continue to develop and offer manufacturers new product applications for the NuPro Material.

      - Evaluate Acquisition or Strategic Alliance Opportunities. The Company evaluates acquisition opportunities and potential strategic alliances on an on-going basis and at any given time may be engaged in discussions with respect to possible acquisitions or strategic alliances. The Company may seek strategic acquisitions or create strategic alliances that could complement the Company's current or planned business activities.

      - Integrate Acquisitions and Strategic Alliances. The Company must integrate the entities or assets that it has acquired into its business and coordinate its operations with other entities as part of any strategic alliance.


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MANUFACTURING PROCESS OF NUPRO MATERIAL

      The NuPro Material is a polyurethane/epoxy or polyester/epoxy hybrid created by the chemical reactions of several primary compounds facilitated by chemical inhibitors, accelerators, catalysts, and promoters. The NuPro Material is produced directly from its chemical constituents without the need to create an intermediate plastic medium as is required for most conventional plastics. By varying the proportions of the primary compounds, the Company is able to determine the nature of the composite material produced. By controlling the rate at which the chemical reactions occur and the points at which they are stopped with certain chemical facilitators, the Company may define the physical and performance characteristics of the material, which allows the Company to tailor the properties of the NuPro Material to the specific product application for which it will be used.

      The NuPro Material is produced by mixing various chemical components in a multi-step process. The Company anticipates that the production process will be performed at different facilities. First, the Company will pre-mix the proprietary component of the NuPro Material at its facilities. During this pre-mixing process, the chemical combination and inhibitors produce and release heat. With the manipulation of the free radicals in the chemical components, the Company can create different formulations of the NuPro Material with differing properties for different product applications. Second, various generic chemical components will be mixed at the manufacturing facility where the manufacture of the final product containing the NuPro Material will occur. Certain chemical components will serve as catalysts, promoters, and accelerators and will cause a reaction to produce the NuPro Material. At the manufacturing facility, the liquid components of the NuPro Material will be stored in separate conventional storage tanks. Conventional low-pressure liquid pumps will be used to pump the liquid components through hoses to a mixing head and nozzle at the site of the molds to be filled.

      Products made with NuPro Material may be formed by casting in a closed mold or by spraying the chemicals into an open mold. The molds may be constructed with a wide range of materials depending on the product application. The casting is known as a low-pressure cold molding process because neither high pressure nor heat is applied to effectuate the chemical reactions that form the NuPro Material. High clamping forces are not required for the molds because the injection process of the liquid components of the NuPro Material into the molds occurs at a low pressure. Even after the initial curing process, the NuPro Material is still soft and pliable. Final curing occurs after the product is removed from the mold and placed on a curing buck, which is identical in shape to the mold. During the final curing, the chemical reaction of the chemical components locks the molecular structure of the product into final form. Any required trimming or finishing of the product can be completed during the final curing. Because of this process, molds for the NuPro Material may be light, compact, and low in cost relative to molds required for the conventional plastic injection molding processes.

PRODUCT APPLICATIONS

      The Company is in the process of establishing customer relationships for the development of several product applications for the NuPro Material. Such development will include feasibility studies, product design and engineering, prototype model and mold fabrication, prototype manufacture, testing, and customer approval. To date, prospective customers for pallets, deck boards, golf drivers, and food processing trays have funded all or a portion of the development process for their respective product applications. In addition, the Company is developing applications for the NuPro Material for a truck bed enclosure ("TracTop") and a pallet top.

      TRACTOP. TracTop is a permanently installed retractable, self-storing truck-bed enclosure that enables its users to make fast and easy conversion between covered and open-bed operation. The Company plans to offer TracTop in different sizes and designs to allow for the use of TracTop in all different makes, models, and sizes of trucks. TracTop's key features include accessibility to truck-bed, security and protection of cargo, ease of operation, and attractiveness of design.

      The Company intends to develop a distribution network for TracTop, either directly or through a strategic alliance. The TracTop product is currently manufactured by a strategic partner in Mexico.

      Through the product development of TracTop, the NuPro Material has been tested over a nine-year period under real world conditions. As part of such testing process, TracTop and its inherent production material have been evaluated under severe cold, hot, and humid conditions. To date, the NuPro Material has provided satisfactory


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results in its TracTop application in road testing over the course of an extended performance period. The manufacturing process for the TracTop product application for the NuPro Material has also been tested on a full production scale and has achieved satisfactory results to date.

      PALLETS. The first pallet prototype made with the NuPro Material (the "NuPro Pallet") has been completed and internal testing has begun achieving favorable results to date. Based on the results of testing to date, the Company believes the established performance, weight, and price standards of the NuPro Pallet makes it competitive in the industry. As testing continues, certain engineering and design modifications may be made to enhance the performance of the NuPro Pallet.

      In August 1997, Canada Pallet Corp. of Campbellford, Canada ("Canada Pallet") contributed $25,000 towards the cost of designing and prototyping the NuPro Pallet. Canada Pallet and the Company have agreed to suspend Canada Pallet's arrangement to purchase a turnkey manufacturing line for the NuPro Pallet until pallet production with the NuPro Material begins. In addition, negotiations are currently in progress with several other parties for the purchase of turnkey manufacturing lines with respect to the pallet product application for the NuPro Material. The Company believes that it could realize significant annual revenues from the sale of its proprietary materials to each pallet turnkey manufacturing line that uses the NuPro Material. The Company anticipates that it will begin providing turnkey manufacturing lines and the NuPro Material to manufacturers for the production of pallets with the NuPro Material by the fourth quarter of fiscal year 2000.

      DECK BOARDS. In February 1998, the Company entered into an agreement with Erwin Industries Inc. ("Erwin Industries") of Atlanta, Georgia, for the design, feasibility study, engineering, and prototyping of an innovative design for a deck board at a cost of $30,000. The Company is negotiating a contract with Erwin Industries relating to the manufacture of deck boards with the NuPro Material, which the Company believes may consist of approximately $2,200,000 for two turnkey manufacturing lines and up to $15,000,000 annually for the supply of chemicals to such manufacturing lines operating at full production levels after start-up phase-in. Certain production scale manufacturing tests with a full-size production mold must be completed prior to contract finalization. Pricing of this production mold design, engineering, and manufacturing is being completed for submission to Erwin Industries for approval and payment. The Company anticipates that it will begin providing turnkey manufacturing lines and the NuPro Material to manufacturers for the production of deck boards with the NuPro Material by the fourth quarter of fiscal year 2000.

      NUPRO GOLF DRIVER. The Company entered into an agreement with Strategic Machinery Solutions of Atlanta, Georgia in June 1998 (the "Strategic Machinery Agreement") for the prototyping of a golf driver with the head to be manufactured with the NuPro Material. The Company has delivered first and second prototypes to the developer and are currently undergoing field testing and evaluation. Initial performance of the NuPro Material and the driver technology appears to be meeting the requirements for this application. The Strategic Machinery Agreement provides for the golf driver to be manufactured by NuPro in its Mexico plant as a joint venture with Strategic Machinery Solutions, on terms to be determined, and also for the product to be marketed under the name of the NuPro Driver.

      PALLET TOP. The Company is finalizing an agreement with NRPP Inc. of Atlanta, Georgia, a material handling sales and consulting organization, for the development of a pallet top product application of the NuPro Material. To date, initial design and market evaluation have been completed.

      FOOD PROCESSING TRAYS. A project for the manufacture of food processing trays has been prototyped and field tested. To date, the Company has been satisfied with the performance of such food processing trays. Production molds have been produced and product manufacturing of a small initial order for Nautico S.A. de C.V. of Guaymas, Mexico, a shrimp and seafood processing plant, has commenced.

CUSTOMERS; SALES AND MARKETING

      The Company anticipates that its customers will be manufacturers of different products developed with composite industrial materials. The Company expects that products developed with the NuPro Material will be distributed by such manufacturers to consumers. The Company plans to market the NuPro Material and its turnkey


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manufacturing packages to both existing manufacturers with established manufacturing operations and new manufacturers in need of a turnkey approach to the production process.

      To date, the Company has not incurred any expenses relating to the direct marketing and advertising of the NuPro Material and the Company's turnkey manufacturing packages. Instead, the Company's marketing strategy is to focus on establishing customer relationships and strategic partnerships with manufacturers at the outset of the Company's development of a specific product application of the NuPro Material. In some cases, the Company will seek funding from its strategic partner for the development process, which includes feasibility studies, product design and engineering, prototype model and mold fabrication, prototype manufacture, testing and customer approval. After the development process is complete, the Company will provide the turnkey manufacturing process and proprietary chemicals for the manufacture of the product application with the NuPro Material. In certain cases in which the Company has received funding for the development costs of a particular product application from a strategic partner, the Company may provide exclusive rights to such partner for the use of the NuPro Material with respect to such particular product application.

      Although the Company has established several strategic relationships to develop certain product applications with the NuPro Material, the Company has no sales to date. The Company anticipates that all sales by the Company will be on a negotiated price basis. The Company does not expect to experience seasonable fluctuations in operations because sales of industrial materials are not seasonal in nature.

SUPPLIERS

      The production of the NuPro Material requires the supply of several primary chemical compounds, primarily raw petro-chemical feedstocks, that the Company believes are available from a number of suppliers in adequate supplies to meet the Company's expected needs. The Company has identified sources from Mexico, Venezuela, and Romania that it anticipates will be the primary suppliers for the Company, however, the Company currently has no supply contracts for the purchase of such chemical compounds. The Company will require high-grade chemicals with specific properties for the NuPro Material. Accordingly, the Company expects to monitor shipments of chemicals closely for compliance with the Company's standards. Although the Company has had no difficulty in obtaining adequate supplies of chemicals to date, the Company anticipates that its needs for such chemicals will increase significantly when it begins to supply manufacturers with the proprietary chemicals necessary for the Company's turnkey manufacturing packages. The Company's inability to obtain high-grade chemicals would have a material adverse effect on the Company's business, financial condition, and results of operations.

COMPETITION

      The Company competes with other manufacturers of composite industrial materials such as steel, plastics, fiberglass, and wood. While some of the Company's competitors compete only on a regional basis due to the significant relative impact of freight costs, the Company anticipates that it will initially attempt to market and sell the NuPro Material to manufacturers throughout the United States and Mexico. While many of the Company's competitors limit their services to one or more of the following: (i) design and prototype; (ii) producing machinery and tooling; or (iii) providing raw materials, the Company expects to provide all such services. The Company believes that it will compete with companies that serve existing manufacturers with established manufacturing operations seeking a less expensive manufacturing process or higher quality product, or new manufacturers in need of a turnkey manufacturing package for production.

      The Company's success requires its continued development of product applications and its sales and marketing of the NuPro Material to manufacturers. Many of the Company's competitors in the steel, plastics, fiberglass, and wood businesses, among others, are more established and have greater name recognition and marketing resources than the Company. In addition, while many of the competing industrial materials have achieved market acceptance, the NuPro Material is still being commercialized and there is no assurance that it will be able to achieve and maintain market acceptance. See "Management's Discussion and Analysis or Plan of Operation -- Factors that May Affect Future Operating Results Uncertainty of Acceptance of the NuPro Material." Many of the Company's competitors also have greater financial resources than those available to the Company and certain competitors spend substantially greater amounts for advertising and promotion.


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      The Company anticipates that it will compete principally through product quality and price. The Company believes that the NuPro Material's principal competitive strengths are (a) its variety of formulations that allow it to generate differing properties to address the different needs of varying product applications, and (b) its cold molding production process that allows it to be manufactured in a more inexpensive manner than the standard plastics manufacturing process.

REGULATION AND ENVIRONMENTAL CONSIDERATIONS

      The Company is currently not subject to any environmental proceedings. During the year ended November 30, 1998, the Company did not make any material expenditures for environmental control facilities, nor does it currently anticipate any such future expenditures. Actions by international, federal, state, and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the NuPro Material or otherwise adversely affect the demand for the Company's product applications. At present, during the Company's early stage of development, environmental laws and regulations do not have a material adverse effect upon the demand for the products made with the NuPro Material. However, certain of the Company's operations are subject to international, federal, state, and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. While the Company has not had to make significant capital expenditures for environmental compliance, it cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. The Company does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "Management's Discussion and Analysis or Plan of Operation -- Factors that May Affect Future Operating Results Environmental Liabilities."

      The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances into the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. The Company believes that it is in substantial compliance with all environmental laws applicable to its business.

RESEARCH AND DEVELOPMENT

      The Company maintains a continuing development program devoted to the NuPro Material and its product applications. Development activities include designing new and improved products and product applications, testing and enhancing chemical formulations to generate differing properties in the NuPro Material and prototype model and mold fabrications. The Company's development, pre-production, and administration expenditures were approximately $671,157 and $476,927 for fiscal year 1998 and the nine months ended August 31, 1999, respectively. The Company anticipates that it will incur approximately $500,000 in additional development expenses by the end of the first quarter of fiscal year 2000 on product testing and capital expenditures for research and development equipment.

INTELLECTUAL PROPERTY

      The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company anticipates that it will rely on a combination of trade secret, nondisclosure, and other contractual arrangements, confidentiality procedures, and patent, copyright, and trademark laws, to protect its proprietary rights. The Company has filed applications for the federal registration of its NuPro(TM) and NuPro Innovations(TM) marks.

      The Company uses proprietary technology for manufacturing the NuPro Material. The Company believes that the non-patented proprietary NuPro Material will be protected under trade secret, contractual, and other intellectual property rights that do not afford the statutory exclusivity possible for patented products and processes.


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To protect its proprietary technology, the Company mixes the proprietary component of the NuPro Material in a secure environment at one of its facilities. The production processes to manufacture products from the NuPro Material are not proprietary; however, there is a certain amount of "know-how" that the Company has gained which would hinder a person taking the NuPro Material and introducing it into the conventional manufacturing environment.

EMPLOYEES

      As of November 30, 1999, the Company had nine full-time employees, of whom four had executive or managerial responsibilities. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be good.

      The Company's growth continues to place significant demands on its managerial resources. The success of the Company's business is substantially dependent on the services of its senior management team, and the services of Mr. Luba Veselinovic and Ms. Elke Veselinovic. The Company does not currently have employment agreements with any of its executive officers or other key personnel. The loss of the services of its executive officers or other key personnel could have a material adverse effect on the Company. To address these risks, the Company must, among other things, continue to attract, retain and motivate qualified personnel. While the Company has been successful in attracting qualified personnel to date, there can be no assurance that the Company will be successful in attracting and retaining qualified personnel in the future.

INSURANCE

      The Company maintains general liability, automobile liability, and umbrella coverage insurance in amounts that it believes are customary for a company of its size engaged in a comparable industry. The Company is in the process of obtaining worker's compensation and directors and officers liability insurance. There is no assurance that the Company will not be subject to claims in the future that its insurance may not cover or as to which its coverage limits may be inadequate.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results could differ materially from those discussed herein. Readers are cautioned not to place undue reliance on the forward-looking statements that relate to the Company's future performance. See "Special Note on Forward-Looking Statements."

PLAN OF OPERATION

      The Company has not had any revenues from operations since its inception. The Company believes that it has sufficient funds to satisfy its cash requirements for the next 12 months. In any event, the Company anticipates that it may raise additional funds by way of equity or debt financing in the third or fourth quarter of fiscal year 2000.

RESEARCH AND DEVELOPMENT

      The Company anticipates that it will continue research and development to enhance the technology of the NuPro Material and create additional product applications for the NuPro Material over the next 12 months. The Company expects to incur approximately $500,000 in additional development expenses by the end of the first quarter of fiscal year 2000 on product testing and capital expenditures for research and development equipment, including, without limitation, testing equipment. The Company currently anticipates that it will begin production of pallets and deck boards with the NuPro Material by the fourth quarter of fiscal year 2000. See "Factors That May Affect Future Operating Results."

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PLANT AND EQUIPMENT

      The Company is currently in the process of constructing two manufacturing facilities in Guaymas, Sonora, Mexico, consisting of approximately 186,000 square feet and new administrative and research and development offices in Tucson, Arizona, consisting of approximately 12,000 square feet. The Company anticipates that the construction of the first phase of its manufacturing facilities, which includes approximately 32,000 square feet, and its administrative and research and development offices will be completed by the second quarter of fiscal year 2000. The Company believes that it has reserved sufficient funds to complete the construction of the first phase of its manufacturing facilities and its administrative and research and development offices. The Company considers its current and planned facilities to be sufficient for its current and anticipated operations.

      The Company expects to purchase and install its production equipment during the second and third quarters of fiscal year 2000. Such production equipment will be for initial set up of production and the testing of product applications for the NuPro Material. The Company anticipates that it will incur costs of approximately $1,815,000, in connection with such purchase and installation. The Company believes that it has reserved sufficient funds to complete the purchase and installation of such production equipment.

EMPLOYEES

      The Company anticipates that it will retain approximately 25 additional employees during fiscal year 2000. The Company believes that such additional employees will primarily perform engineering, management, production, and administrative functions for the Company.

YEAR 2000 COMPLIANCE

      The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two digit calendar year is commonly referred to as the "Year 2000 Compliance" issue. As the calendar year 2000 approaches, such systems may be unable to accurately process some date-based information.

      In an effort to be Year 2000 compliant, the Company has:

      - investigated new production equipment to be purchased to determine which equipment is Year 2000 compliant and would be suitable for the Company;

      - assessed the Company's limited number of personal computers and computer software to determine whether the Company has any Year 2000 compliance issues with respect to its limited internal operating systems; and

      - examined the extent to which the Company depends on third parties whose systems may not be Year 2000 compliant.

However, there may be a number of unforeseen circumstances or unknown factors that the Company has not yet identified or anticipated regarding the Year 2000 compliance issue, and such circumstances or factors could have a material adverse effect on the Company's business, financial condition, and results of operations. Because the Company is currently at a developmental stage, the most reasonably likely worst case scenario would involve an interruption in the Company's telephone services, a malfunction of the limited number of personal computers used by the Company or disruption or cancellation of services being provided to the Company by third parties that could delay the Company's commencement of manufacturing operations. For example, if Year 2000 Compliance issues cause the builders of the Company's manufacturing facilities in Guaymas, Sonora, Mexico or the Company's new administrative and research and development offices in Tucson, Arizona to suspend building activities, the Company's plan of operations may be delayed and thereby allow competitors and other companies developing similar industrial materials a greater opportunity to gain market share prior to the Company's entry into the marketplace. Such a delay could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company does not have Year 2000 contingency plans in place and does not intend to develop such plans.


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
FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

      This Form 10-SB contains "forward-looking statements" relating to, without limitation, future economic performance, plans, and objectives of the Company for future operations and projections of revenue and other financial items, that are based on the beliefs or assumptions made by and information currently available to the Company. The words "expect," "estimate," "anticipate," "believe," "intend," "plan," and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements in this "Factors that May Affect Future Operating Results" section and elsewhere in this Form 10-SB identify important factors with respect to such forward-looking statements, including risks and uncertainties, that could cause actual results to differ materially from those expressed in or implied by such forward-looking statements.

NO SALES

     The Company is attempting to commercialize a new technology, an industrial composite material called NuPro, and has no invoiced sales to date. Although the Company has received funding from potential customers towards the development and prototyping of a deck board product application, a shipping pallet product application, and a golf driver product application, and has completed prototyping of a food processing tray product application, the Company has not executed any product orders to date. The Company's results of operations may be unpredictable from quarter to quarter as a result of numerous factors, including fluctuations in the development and design of the Company's current and future product applications for the NuPro Material, market acceptance of the Company's current or future product applications for the NuPro Material, the timing of orders and shipments of the NuPro Material, or the introduction or the announcement of competitive composite materials or products. There can be no assurance that the Company will be able to achieve significant revenue from sales of products in the future.

LIMITED OPERATING HISTORY

      The Company is a development stage company that was incorporated in the Canadian Province of Ontario on November 27, 1996, as TracTop Distributing Inc. and domesticated in the state of Delaware in the United States under the name "NuPro Innovations, Inc." on August 7, 1997. As a result, the Company has a short operating history to review in evaluating the Company's business. The Company has limited financial and operating data upon which the Company's business and prospects may be evaluated. The Company has not generated operating revenue to date.

LACK OF PRODUCT DIVERSIFICATION

      The Company anticipates that all of its sales will be derived from the NuPro Material. Although the Company has developed multiple product applications for the NuPro Material, and intends to continue such development, the Company's product line will be based exclusively on the composite formula for the NuPro Material. The Company has obtained the exclusive right to use and develop the technology relating to the NuPro Material and to market and sell the NuPro Material pursuant to a Technology License Agreement (the "Krida License") between the Company and Krida Overseas Investment Trading Limited, an entity incorporated in Cyprus ("Krida Overseas"). If the Company should experience any problems, real or perceived, with product quality or acceptance of the NuPro Material, or loses all or a portion of its exclusive right to use, develop, and market the NuPro Material under the Krida License, the Company's lack of product diversification would have a material adverse effect of the Company's business, financial condition, and results of operations.

DEPENDENCE ON SINGLE MANUFACTURING FACILITY

      The Company anticipates that the key proprietary chemicals that comprise the NuPro Material will be mixed solely at one of the Company's facilities. Any interruption in the operations or decrease in the capacity of this facility, whether because of equipment failure, natural disaster, or otherwise, may limit the Company's ability to meet future customer demand for the NuPro Material and would have a material adverse effect on the Company's business, financial condition, and results of operations.

RELIANCE ON SUPPLY OF RAW MATERIALS

      The NuPro Material is a polyester/epoxy hybrid that requires a substantial amount of certain chemical constituents, primarily raw petro-chemical feedstocks. Although the Company believes that such chemical components are available from a number of suppliers, the Company anticipates that it will purchase such chemical constituents from a relatively small number of suppliers located in Mexico, Venezuela, and Romania. The Company's ability to obtain adequate supplies of chemical compounds for the NuPro Material depends on its success in entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed suppliers. The termination or interruption of the Company's significant supplier relationships could subject the Company to the risks that it would be unable to purchase sufficient quantities of raw materials to meet its production requirements or would have to pay higher prices for replacement supplies. The termination of significant sources of raw materials or payment of higher prices for raw materials could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Description of Business -- Suppliers."

MANAGEMENT OF GROWTH

      The Company recently has experienced growth in product application development and prototyping and expects to begin production of pallets and deck boards with the NuPro Material by the fourth quarter of fiscal year 2000 and to commence production on a small initial order of its food processing tray product application in the near future. This growth in the Company's business has resulted in an increase in the responsibilities of the Company's management and is expected to place added pressures on the Company's operating and financial systems. The Company's ability to assimilate new personnel will be critical to its performance, and there can be no assurance that the management and systems currently in place will be adequate if its operations continue to expand or that the Company will be able to implement additional systems successfully and in a timely manner as required.

RISKS IN DEVELOPING AND COMMERCIALIZING THE NUPRO MATERIAL TECHNOLOGY AND PRODUCT APPLICATIONS

      The Company has developed a number of product applications for the NuPro Material. The commercialization and sale of these new product applications are relatively new ventures with high costs, expenses, difficulties, and delays associated with commercialization of new products. Such new product application development necessitates the development of new production processes for cost effective manufacture in commercial quantities. The Company has developed a distribution plan for each product application, either through an internal sales and marketing organization or through establishing relationships with companies with existing distribution networks. This development process typically spans over a period of years. Although the Company in the last few years has expended substantial sums on accomplishing development of new product applications which has taxed the Company's resources, significant additional funds must be expended for the new product and process development and marketing activities to continue.

      Although the Company may develop applications for the NuPro Material that have been previously created with steel, alloys, wood, plastic, fiberglass, plastic foam, or other materials, the market for products created with the NuPro Material is in an early stage of development. Because this market is only beginning to develop, it is difficult to assess the size of this market and the product features and prices, the optimal distribution and manufacture strategy, and the competitive environment that will develop in this market.

UNCERTAINTY OF ACCEPTANCE OF THE NUPRO MATERIAL

      The NuPro Material and its applications are still being developed and commercialized. There can be no assurance that the Company will be able to continue to develop applications for the NuPro Material or that any product applications for the NuPro Material will achieve market acceptance. The failure of the product applications of the NuPro Material to achieve market acceptance, or maintain such acceptance, if achieved, could have a material adverse effect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON NON-PATENTED PROPRIETARY RIGHTS AND KNOW-HOW

      The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company anticipates that it will rely on a combination of trade secret, nondisclosure, and other contractual arrangements, confidentiality procedures, and patent, copyright, and trademark laws, to protect its proprietary rights. The Company has filed applications for the federal registration of its NuPro(TM) and NuPro Innovations(TM) marks.

      The Company uses non-patented proprietary technology for manufacturing the NuPro Material. The Company believes that the non-patented proprietary NuPro Material will be protected under trade secret, contractual, and other intellectual property rights that do not afford the statutory exclusivity possible for patented products and processes. To protect its proprietary technology, the Company mixes the proprietary component of the NuPro Material in a secure environment at one of its facilities. The production processes to manufacture products from the NuPro Material are not proprietary; however, there is a certain amount of "know-how" that the Company has gained which would hinder a person taking the NuPro Material and introducing it into the conventional manufacturing environment.

      There can be no assurance that the steps taken by the Company with respect to its proprietary technology and technical know-how will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's proprietary information may also become known to or independently developed by, competitors, or the Company's non-patented proprietary rights may be challenged. Such events could have a material adverse effect on the Company's business, financial condition, and results of operations.

COMPETITION

      Competition in the markets for industrial materials, which includes, among other things, steel, plastics, wood, and fiberglass, is largely based upon quality and price. Many of the Company's competitors have greater financial resources than those available to the Company and certain competitors spend substantially greater amounts for advertising and promotion. In addition, many of the Company's competitors are more established and have greater name recognition.

INTRODUCTION OF NEW PRODUCT APPLICATIONS

      The Company's success will primarily depend upon its ability to introduce new product applications that achieve market acceptance. To meet these challenges, the Company invests and expects to continue to invest in the development of new product applications and production processes. There can be no assurance that the Company will be able to respond effectively to the needs of emerging markets or that markets will develop for any product applications introduced or under development by the Company.

ENVIRONMENTAL LIABILITIES

      Actions by Federal, state and local governments concerning environmental matters could result in environmental laws or regulations that could increase the cost of producing the NuPro Material and the product applications developed by the Company, or otherwise adversely affect the demand for the NuPro Material. At present, during the Company's early stage of development, environmental laws and regulations do not have a material adverse effect upon the demand for the NuPro Material. In addition, certain of the Company's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. The Company does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "Business Regulation and Environmental Considerations."

      The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances into the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. The Company believes that it is in substantial compliance with all environmental laws applicable to its business. There can be no assurance that the Company will respond effectively to changes in CERCLA and similar state laws, if necessary, relating to the release or threat of release of certain hazardous substances into the environment.

PRODUCT LIABILITY CLAIMS

      The manufacture of the NuPro Material could expose the Company to the risk of product liability claims. While the Company has had no material liability with respect to product liability claims to date, the Company is still in its development stages. After the Company begins production and achieves sales, product liability claims could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company maintains product liability insurance against the possibility of defective product claims there can be no assurance that such insurance would be sufficient to protect the Company against liability from such claims.

DEPENDENCE ON KEY PERSONNEL

      The activities of the Company, including exploitation and development of innovative polymer composite formulations, and, as a result, the Company's future success, will depend to a significant extent on its senior management and other key employees. Certain officers of the Company have engaged in related activities in Germany, Canada, and the United States for approximately 35 years. The Company's Chief Executive Officer and President, Luba Veselinovic, is not an employee of the Company but is serving in such capacities pursuant to a Secondment Agreement between the Company and Krida Overseas, which is controlled by Mr. Veselinovic and employs Mr. Veselinovic. Any interruption of or default by the Company under the Secondment Agreement may result in the Company losing the services of Mr. Veselinovic, which could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Certain Relationships and Related Transactions."

      The Company also believes that its future success will depend in a large part on its ability to attract and retain additional key employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect on the Company's business, financial condition, and results of operations.

CONFLICTS RELATING TO THE MANAGEMENT OF THE COMPANY

      On June 18, 1999, the Company acquired (the "TrucTech Asset Acquisition") substantially all of the assets and liabilities of TrucTech, Inc., a Georgia corporation ("TrucTech"), pursuant to an Asset Purchase Agreement between the Company and TrucTech effective as of December 1, 1998 (the "TrucTech Asset Purchase Agreement"). The TrucTech Asset Acquisition was approved by the Board of Directors and stockholders of TrucTech and by the Board of Directors of the Company. The total consideration for the TrucTech Asset Acquisition was US $5,500,000, which was satisfied by the issuance of 7,333,333 shares of Common Stock (the "Shares"), valued at US $0.75 per share. Certain directors, officers, employees, and stockholders of the Company were also directors, officers, employees, and stockholders of TrucTech. As a result, certain conflicts of interest existed with respect to the TrucTech Asset Acquisition, and the subsequent distribution of the Shares to the TrucTech Stockholders pursuant to a proposed Plan of Voluntary Dissolution of TrucTech.

      Krida Overseas, which is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company, owns the technology relating to the NuPro Material and licenses to the Company the right to use and market the NuPro Material in its operations pursuant to the Krida License. Any interruption of or default by the Company under the license agreement may result in the Company losing all or a portion of its exclusive right to use, develop, and market the NuPro Material, which would have a material adverse effect on the Company's business, financial condition, and results of operations. As an officer of the Company, Mr. Veselinovic has fiduciary obligations to the Company's stockholders, which may conflict with his own interests as an affiliate of the owner of the NuPro Material. See "Certain Relationships And Related Transactions."

POLITICAL FACTORS

      Certain critical functions and operations of the Company are carried out in Mexico in accordance with the North American Free Trade Agreement ("NAFTA"). Any political unrest in Mexico could have a material adverse effect on the Company and its business activities. Direct foreign investment is often subject to specific local political risks, including but not limited to, change of laws, lack of enforcement or discriminatory enforcement of laws, acts of violence, or other unforeseen events. Occurrence of any one or more of these events could have a material adverse effect on the Company's business, financial condition, and results of operations.

ECONOMIC FACTORS

      Direct foreign investment in other countries involves potential economic factors such as currency devaluation, inflation, interest rate fluctuations, exchange controls, restrictions on currency repatriation, unidentified adverse changes in internal or international policies, and changes in world economic conditions. Occurrence of any one or more of these or similar factors may have a material adverse effect on the Company's business, financial condition, and results of operations.

CURRENCY FLUCTUATION

      The Company has significant operations located in Mexico. Currently, the Mexican pesos may be readily exchanged for U.S. currency in Mexican banks, and the exchange rate relating to Mexican pesos has been generally stable for the past five years in comparison to the exchange rate fluctuations relating to the currencies of certain other countries. The current exchange rate for Mexican pesos could change at any time by the direction of the government or economic developments and such changes could have a material adverse effect on the Company's business, financial condition, and results of operations.

      The Company anticipates that it will acquire a substantial portion of its chemical supplies from sources in Mexico, Venezuela, and Romania. To the extent the exchange rate for currencies in any of such countries fluctuates significantly, such fluctuations could make the Company's chemical supplies more expensive to acquire and, as a result, could have a material adverse effect on the Company's business, financial condition, and results of operations.

LABOR MATTERS

      The operating activities that the Company is establishing in Mexico require the engagement and expertise of local labor. Various issues with employees could be raised, such as wages, working conditions, security, housing, hours of work, advancement, and medical plans. Any difficulties in relationships with the employees of the Company could have a material adverse effect on the Company's business, financial condition, and results of operations.

PROJECTIONS

      Projected financial results and cash flow of the Company's operations are speculative for the following reasons, among others: comparative historical results do not exist; the Company is at an early stage of development of its operations and business plans; and the Company has not confirmed the feasibility of product and technology applications. Projections are only examples of what could occur if the underlying assumptions actually occur. Because of the various risks involved in the proposed activities, the Company's projections could prove to be inaccurate in material respects for any operating activities.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS.

      The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise.

ISSUANCE OF ADDITIONAL SECURITIES; DILUTIVE EFFECT

      The Company will have authority to offer shares of preferred stock, additional shares of Common Stock or other equity or debt securities for cash, in exchange for property or otherwise. Stockholders will have no preemptive right to acquire any such securities, and any such issuance of equity securities could result in dilution of an existing stockholder's investment in the Company. In addition, the Board of Directors has the authority to issue shares of preferred stock having preferences and other rights superior to Common Stock.

LIMITED MARKET FOR COMMON STOCK

      The Company's common stock is covered by Securities and Exchange Commission rules that impose additional sales practice requirements on broker-dealers who sell securities priced at under $5.00 (so-called "penny stocks") to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Moreover, such rules also require that brokers engaged in secondary sales of penny stocks provide customers written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and ask prices, disclosure of the compensation to the broker-dealer, and disclosure of the salesperson working for the broker-dealer. Consequently, the rules may affect the ability of broker-dealers to sell the Company's Common Stock and also may affect the ability of persons receiving such Common Stock to sell their Common Stock in the secondary market. These trading limitations tend to reduce broker-dealer and investor interest in "penny stocks" and could operate to inhibit the ability of the Company's Common Stock to reach a $3 per share trading price that would make it eligible for quotation on NASDAQ, even if the Company otherwise qualifies for quotation on NASDAQ.

ITEM 3. DESCRIPTION OF PROPERTY.

      The Company's principal administrative offices are located in approximately 1,272 square feet of space in Tucson, Arizona. The Company occupies these premises under a lease agreement expiring on March 31, 2000, and providing for rent at a rate of $2,014 per month. The Company also leases prototyping, tool modeling, and administrative facilities in Guaymas, Sonora, Mexico consisting of 1,015 square feet at a rate of $1,015.50 per month. The Company is in the process of constructing two manufacturing facilities in Guaymas, Sonora, Mexico, consisting of approximately 186,000 square feet and new administrative and research and development offices in Tucson, Arizona, consisting of approximately 12,000 square feet. The Company anticipates that the land and construction costs of (i) the first phase of the manufacturing facilities will be approximately $1,235,600 and (ii) the administrative and research and development offices will be approximately $1,122,094. The Company anticipates that the construction of the first phase of its manufacturing facilities, which includes approximately 32,000 square feet, and its administrative and research and development offices will be completed in February 2000. The Company considers its current and planned facilities to be sufficient for its current and anticipated operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth the numbers of shares and percentage of all shares of the Company's Common Stock outstanding as of November 15, 1999 held by
(i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group.

                             AMOUNT & NATURE
      NAME AND ADDRESS              OF            PERCENT OF
  OF BENEFICIAL OWNER (1)    BENEFICIAL OWNER     CLASS (2)
-------------------------   -----------------     ----------
Luba Veselinovic               2,799,213(3)        22.16%
Ernesto Zaragoza de Cima         108,948(4)         *
Lawrence J. McEvoy Jr.           126,805(5)         1.00%
Elke Veselinovic                 440,970(6)         3.49%
David G. Schmidt                  26,407(7)         *

All Executive Officers and     3,502,343           27.51%
Directors as a Group (5
Persons)

----------------------

*Represents beneficial ownership of less than 1%.

(1) Except as otherwise indicated, each holder may be reached through the Company at 5151 E. Broadway Blvd., Suite 730, Tucson, Arizona 85711.

(2) The percentages shown are calculated based upon 12,617,217 shares of Common Stock outstanding on November 15, 1999. The numbers and percentages shown include the shares of Common Stock actually owned as of November 15, 1999, and the shares of Common Stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the identified person or group had the right to acquire within 60 days of November 15, 1999, upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

(3) Consists of 2,784,213 shares owned by Krida Overseas, which is controlled by Mr. Veselinovic. Includes 15,000 shares of Common Stock subject to options exercisable within 60 days of November 15, 1999.

(4) Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of November 15, 1999.

(5) Consists of 4,286 shares owned by the McEvoy Family Trust and 97,519 shares owned directly by Mr. McEvoy. Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of November 15, 1999.

(6) Consists of 415,970 shares owned by the Veselinovic Children's Trust. Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of November 15, 1999.

(7) Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of November 15, 1999.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The following table sets forth information concerning the Company's executive officers and directors. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.

          Name                Age               Position
-----------------------      ----  -------------------------------------
Luba Veselinovic              61   President and Chief Executive Officer
Ernesto Zaragoza de Cima      45   Vice President, Director
Lawrence J. McEvoy Jr., JD    67   Secretary, Director
Elke Veselinovic              58   Treasurer, Director

          Name                Age               Position
-----------------------      ----  -------------------------------------
David G. Schmidt              36   Director

      The term of office of each director of the Company is for one year and until his or her successor is elected at the annual stockholders' meeting and is qualified, subject to removal by the stockholders. All officers serve at the discretion of the Company's Board of Directors and until his or her successor is elected at the annual meeting of the Board of Directors and is qualified.

      LUBA VESELINOVIC was elected President and Chief Executive Officer of the Company effective June 1, 1999. Mr. Veselinovic serves as President and Chief Executive Officer of the Company pursuant to a Secondment Agreement between the Company and Krida Overseas. Mr. Veselinovic has been employed by Krida Overseas as a consultant since 1989. Mr. Veselinovic has been engaged by the Company since June 1998 as Chairman of the Advisory Council and, through NAFTA Technology, Trading and Consulting, was retained in the position of Director of Technology and Manufacturing for the Company from June 1998 to June 1999. He was previously retained in a similar position by TrucTech. NAFTA Technology, Trading and Consulting is owned by Mr. Veselinovic's spouse, Elke Veselinovic, who is the Treasurer and a director of the Company.

      From 1972 to 1988, Mr. Veselinovic founded and was the President of Plastics Group Technologies Inc., which was an OEM integrated manufacturer specializing in the automotive and computer industries with approximately 750 employees. Mr. Veselinovic has developed several technologies including the NuPro Material. Mr. Veselinovic received his Bachelor Degree in Electro-Chemistry from the College for Electro-Chemistry in Belgrade, Yugoslavia in 1959.

      ERNESTO ZARAGOZA DE CIMA has served as a director of the Company since June 1998 and was recently elected Vice President of the Company effective June 1, 1999. Mr. Zaragoza de Cima has also served as the President of NuPro Innovation de Mexico, S.A. de C.V., a majority owned subsidiary of the Company, since 1998. He is also a director of a number of family-owned businesses in diverse industries in the State of Sonora, Mexico. Mr. Zaragoza received a Bachelor's of Business Administration Degree from Instituto Tecnologico de Estudios Superiores de Monterrey in Mexico in 1977.

      LAWRENCE MCEVOY JR. has served as Secretary and a director of the Company since June 1998. Mr. McEvoy has practiced law in private practice since 1965 as a member of the Georgia bar. Mr. McEvoy received his Juris Doctorate degree from the University of Virginia in 1965.

      ELKE VESELINOVIC has served as Treasurer and a director of the Company since June 1998. From 1989 to 1998, Ms. Veselinovic served as President of TrucTech, Inc., a Georgia corporation that was a research and development company for the NuPro Material. Ms. Veselinovic is Luba Veselinovic's wife. Ms. Veselinovic received a Degree from the Business College in Bad Segeberg, Germany in 1959.

      DAVID SCHMIDT has served as a director of the Company since February 1998. He has served as a Vice-President of Power Enhancement Systems, Inc., a technology product development company located in Georgia, since August 1989. From August 1998 to September 1998, Mr. Schmidt served in sales and management capacities for API Atlanta, Inc., a computer sales and marketing firm. Mr. Schmidt received a Bachelor's of Business Administration Degree from Pace University.

ADVISORY COUNCIL

      The Company formed an advisory council (the "Advisory Council") on March 1, 1998, which serves as a group that provides advisory services to the Company and the Company's Board of Directors. The Company believes that members of the Advisory Council represent a diverse range of professional, management, technical, and geographic perspectives. The Advisory Council meets twice a year and at various other times as necessary. Each member of the Advisory Council is paid a fixed fee of $500 per quarter and receives $1000 plus out-of-pocket travel expenses for each Advisory Council meeting attended. In addition, during fiscal year 1998, each member of the Advisory Council received an option to purchase 15,000 shares of Common Stock at an exercise price of $4.00 per share. Each member of the Advisory Council has also entered into an indemnification agreement with the Company which provides for the Company to indemnify each member of the Advisory Council against expenses, including attorneys' fees, reasonably incurred in connection with actions against or threatened against such member by reason of the fact that such member was a member of the Advisory Council or by reason of any action or inaction taken by such member while acting in the capacity of a member of the Advisory Council. The members of the Company's Advisory Council as of November 15, 1999 were:

      LUBA VESELINOVIC  -  CHAIRMAN                               Tucson

      Mr. Veselinovic is the President and Chief Executive Officer of the Company. Mr. Veselinovic has experience in electro-chemistry, advanced materials and plastics, and manufacturing technology. Mr. Veselinovic was involved in the introduction of chrome-plated plastics components to the North American automotive industry in the 1960s. Mr. Veselinovic received awards for his technological achievement in May 1997 and 1998 from the International Technology Hall of Fame for his technological achievement.

      CHARLES GREEN                                               Atlanta

      Mr. Green is a vice-president with Commerce Bank's SBA Division, with a background in banking, corporate finance, and investment banking. He is author of The Comprehensive Handbook for SBA Loans, and a contributor to several written materials on corporate finance.

      M. GERRY MALLOY                                             Canada

      Mr. Malloy was formerly Director of Cold Weather Testing for General Motors, and is now an independent consultant to international automotive-related OEMs and supplier companies on product development, engineering, and testing. He is an author on automotive industry performance and products in several international publications.

      ALEXANDER MARINACCIO                                       Atlanta

      Mr. Marinaccio is a prominent figure in the fields of science and technology. His early training was in chemical engineering. In 1935, Mr. Marinaccio founded The Inventors Clubs of America and subsequently the International Hall of Fame sponsored by The Inventors Clubs of America. Mr. Marinaccio is currently the active Chairman of both organizations and a mentor to many inventors and entrepreneurs.

      PATRICK OLIVE                                               Canada

      As Commissioner of Economic Development for the Durham Region of Canada, Mr. Olive has an extensive background in industrial and real estate development, tourism, business development, and strategic alliances. In 1996, he was recognized by his colleagues in Canada as the Economic Developer of the Year, and was the inaugural recipient of the Province of Ontario's "Economic Development Achievement Award" in 1997.

      CHARLES PETTIS                                              Tucson

      After a lengthy career in marketing as an independent real estate broker, Mr. Pettis is currently engaged as the real estate consultant to the University of Arizona Foundation and as an advisor to many organizations.

INVOLVEMENT IN LEGAL PROCEEDINGS

      To the best of management's knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company:

      (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

      (2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

      (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

      (4) Being found by a court of competent jurisdiction (in a civil action), the commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

      The following table sets forth the compensation received for services rendered to the Company or its subsidiaries in all capacities during the fiscal year ended November 30, 1998 by the Company's Chief Executive Officer and each of the Company's other executive officers who received compensation in excess of $100,000 (the "Named Executive Officers"), which includes salary and bonus earned during the fiscal year ended November 30, 1998.


                           SUMMARY COMPENSATION TABLE

                             ANNUAL COMPENSATION              LONG-TERM COMPENSATION AWARDS
                       -------------------------------  -----------------------------------------------
                                                                                         PAYOUTS
                                               OTHER                SECURITIES    ---------------------
   NAME AND                                    ANNUAL   RESTRICTED  UNDERLYING
   PRINCIPAL                  SALARY           COMPEN-    STOCK     OPTIONS/SARS   LTIP     ALL OTHER
   POSITION            YEAR    ($)     BONUS   SATION     AWARD         (#)       PAYOUTS  COMPENSATION
-------------------    ----   ------   -----   -------  ----------  ------------  -------  ------------
Luba                   1998     0        0        0         0        15,000(2)       0          0
Veselinovic (1)
 President and Chief
 Executive Officer

Gary A. Fitchett (3)   1998  115,000     0        0         0       25,000(4)      0         0

----------------------

(1) Mr. Veselinovic was elected President and Chief Executive Officer of the Company effective June 1, 1999. Mr. Veselinovic serves as President and Chief Executive Officer pursuant to a Secondment Agreement between the Company and Krida Overseas, which is Mr. Veselinovic's employer. Pursuant to the Secondment Agreement, the Company pays Krida Overseas $150,000 per year for the services of one or more employees of Krida Overseas, including Mr. Veselinovic.

(2) Mr. Veselinovic was granted options to purchase 15,000 shares of Common Stock for $4.00 per share as compensation for his service on the Company's Advisory Council. These options will expire on December 31, 2000.

(3) Mr. Fitchett resigned as President and Chief Executive Officer of the Company effective June 1, 1999.

(4) Mr. Fitchett was granted options to purchase 25,000 shares of Common Stock for $4.00 per share as compensation for his service on the Company's Board of Directors. These options will expire on December 31, 2002.

OPTION GRANTS

      The following table sets forth certain information regarding option grants to the Named Executive Officers during the fiscal year ended November 30, 1998.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                        PERCENT OF
                        NUMBER OF     TOTAL OPTIONS
                       SECURITIES       GRANTED TO    EXERCISE
                       UNDERLYING      EMPLOYEES IN    PRICE
       NAME          OPTIONS GRANTED   FISCAL YEAR     ($/SH)     EXPIRATION DATE
----------------     ---------------  -------------   --------   -----------------
Luba Veselinovic         15,000            5.5%        $4.00     December 31, 2000

Gary A. Fitchett         25,000            9.1%        $4.00     December 31, 2002


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                      VALUE OF
                                                                   UNEXERCISED IN-
                                            NUMBER OF SECURITIES      THE-MONEY
                                                 UNDERLYING         OPTIONS/SAR'S
                                            UNEXERCISED OPTIONS/         AT
                      SHARES                 SARS AT FY-END (#)      FY-END ($)
                    ACQUIRED ON    VALUE
                     EXERCISE    REALIZED       EXERCISABLE/        EXERCISABLE/
       NAME             (#)         ($)        UNEXERCISABLE        UNEXERCISABLE
----------------    -----------  --------   --------------------   ----------------
Luba Veselinovic         0           -            15,000/0              None

Gary A. Fitchett         0           -            25,000/0              None


COMPENSATION OF DIRECTORS

      Directors of the Company may be paid such compensation for their services and such reimbursements for expenses of attendance at board meetings as the Board of Director may from time to time determine. During fiscal year 1998, each member of the Company's Board of Directors received options to acquire 25,000 shares of the Company's Common Stock at $4.00 per share as director compensation. In addition, each member of the Advisory Council received options during fiscal year 1998 to acquire 15,000 shares of the Company's Common Stock at $4.00 per share as advisory council compensation.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

      The Company is not a party to any employment contracts, however, the Company is a party to a Secondment Agreement with Krida Overseas under which the Company has retained the services of Luba Veselinovic as President and Chief Executive Officer. Pursuant to the Secondment Agreement, the Company pays Krida Overseas $150,000 per year for the services of one or more employees of Krida Overseas, including Mr. Veselinovic. The initial term of the Secondment Agreement is five years, which is automatically renewable for additional five-year periods.

      Additionally, the Company has entered into a perpetual license agreement with Krida Overseas for the exclusive right to use, develop, and market the NuPro Material world-wide. The license agreement contains a limitation on the exclusiveness of the license after December 31, 2002, if Mr. Veselinovic does not have a major influence, directly or indirectly, on the Company's decision-making process and the Company does not meet certain sales expectations set forth in the Company's business plan. As a result, after December 31, 2002, the Company's exclusive right to use, develop, and market the NuPro Material may terminate if Mr. Veselinovic is no longer serving as the Company's President and Chief Executive Officer and the Company does not meet certain sales performance levels set forth in the Company's business plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company's Board of Directors has adopted a policy that any transactions between the Company and any of its executive officers and directors will be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

      During fiscal year 1998, each member of the Company's Board of Directors received options to purchase 25,000 shares of Common Stock at an exercise price of $4.00 per share. In addition, each of the members of the Company's Advisory Council received options to purchase 15,000 shares of Common Stock at an exercise price of $4.00 per share.

      On August 24, 1999, NuPro Innovation Mexico S.A. de C.V., a majority-owned subsidiary of the Company ("NuPro Mexico"), entered into a Buy-Sell Agreement with Ernesto Zaragoza de Cima, a Vice President and director of the Company, to acquire approximately 6,176 square meters of land in Guaymas, Sonora, Mexico. The land was acquired for approximately $100,000 and will be used for the construction of the Company's new manufacturing facilities in Mexico.

      On June 18, 1999, the Company acquired (the "TrucTech Asset Acquisition") substantially all of the assets and liabilities of TrucTech, Inc., a Georgia corporation ("TrucTech"), pursuant to an Asset Purchase Agreement between the Company and TrucTech effective as of December 1, 1998 (the "TrucTech Asset Purchase Agreement"). The TrucTech Asset Acquisition was approved by the Board of Directors and stockholders of TrucTech and by the Board of Directors of the Company. The total consideration for the TrucTech Asset Acquisition was US $5,500,000, which was satisfied by the issuance of 7,333,333 shares of Common Stock (the "Shares"), valued at US $0.75 per share. Certain directors, officers, and stockholders of the Company were also directors, officers and stockholders of TrucTech. As a result, certain conflicts of interest existed with respect to the TrucTech Asset Acquisition, and the subsequent distribution of the Shares to the TrucTech Stockholders pursuant to a proposed Plan of Voluntary Dissolution of TrucTech.

      Krida Overseas, which is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company, owns the technology relating to the NuPro Material. The Company has entered into a Technology License Agreement with Krida, dated as of June 1, 1999 (the "Krida License"), which provides the Company with the perpetual, exclusive right to use, develop, and market the NuPro Material worldwide. The Krida License provides for a license fee of 1.5% of the gross revenues of the Company up to $5,000,000 and 2.0% thereafter. In the event Mr. Veselinovic no longer has a major influence in the decision-making process of the Company and the Company's sales are not meeting forecasts in the Company's business plan, the rights granted under the Krida License will become non-exclusive 60 days following December 31, 2002. As an officer of the Company, Mr. Veselinovic will have fiduciary obligations to the Company's stockholders which may conflict with his own interests as an affiliate of the owner of the NuPro Material.

      Mr. Veselinovic serves as President and Chief Executive Officer of the Company pursuant to a Secondment Agreement by and between the Company and Krida Overseas, effective as of December 1, 1998 (the "Secondment Agreement"). The Secondment Agreement provides for employees of Krida Overseas to perform services for the Company while remaining an employee of Krida Overseas. The Secondment Agreement currently provides for a $150,000 fee payable by the Company to Krida Overseas in exchange for the services of Mr. Veselinovic and other persons from time to time. The initial term of the Secondment Agreement is five years, which is automatically renewable for additional five-year periods.

ITEM 8. DESCRIPTION OF SECURITIES.

      The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and By-laws and Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to this Form 10-SB.

      The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). As of November 15, 1999, 12,617,217 shares of Common Stock and no shares of Preferred Stock were issued and outstanding and an additional 1,525,000 and 190,000 shares of Common Stock may be issued upon exercise of outstanding warrants and options, respectively.

COMMON STOCK

      Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

      The Board of Directors is authorized to issue Preferred Stock in one or more series and denominations and to fix the rights, preferences, privileges, and restrictions, including dividend, conversion, voting, redemption, liquidation rights or preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock.

DEBENTURES

GENERAL

      As part of its offering pursuant to Regulation S promulgated under the Securities Act in July 1999 (the "Regulation S Offering"), the Company issued $50,000 Unsecured Convertible Debentures ("Debentures") for an aggregate total of $3,000,000 in Debentures, of which $1,050,000 is currently outstanding after several investors converted their Debentures into shares of Common Stock immediately following the Regulation S Offering. The Debentures bear interest at the rate of ten (10) percent per annum payable semi-annually on June 30 and December 31, beginning June 30, 2000, and will mature on December 31, 2004. The Debentures are unsecured obligations of the Company.

CONVERSION PRIVILEGE:

      The Debentures are convertible at the holder's option into fully paid shares of Common Stock at any time prior to the close of business in each calendar year listed below at the following conversion prices:

                          YEAR    CONVERSION PRICE
                          ----    ----------------
                          2000         $2.00
                          2001          3.00
                          2002          4.00
                          2003          5.00
                          2004          6.00

      If the Company shall obtain a commitment for a planned public offering of shares of at least $5,000,000, within 60 days prior to the contemplated closing thereof, the Company shall provide written notice to each holder of a Debenture (a "Debentureholder") and within 30 days the Debentureholder shall have the option to: (i) elect to convert the Debentures into shares of Common Stock held at the applicable conversion price as set forth above; (ii) continue to hold the Debenture to its maturity date; or (iii) have the Company prepay the Debentures at 100% of the principal amount of the Debenture plus accrued interest from the proceeds of the public offering of shares, without further notice or bonus.

      No adjustment will be made for dividends on shares of Common Stock issuable upon conversion of a Debenture. Interest accrued on the Debentures surrendered for conversion will be paid to the date of conversion.

ADJUSTMENT OF CONVERSION PRICE

      Subject to the provisions hereof, the Debentures provide for the adjustment of the conversion price in certain events including:

      1. the subdivision or consolidation of the outstanding shares of the Common Stock;

      2. the distribution of shares of the Common Stock to stockholders by way of a stock dividend or otherwise other than an issue of shares of the Common Stock to stockholders who have elected to receive dividends in stock in lieu of receiving cash dividends paid in the ordinary course;

      3. the issuance of options, rights, or warrants to holders of shares of Common Stock entitling them to acquire shares of Common Stock or other securities convertible into shares of Common Stock at less than 95% of the then current market price (as defined in the Debentures) of the shares of Common Stock; and

      4. the distribution to all holders of shares of Common Stock of any securities or assets, other than cash dividends and equivalent dividends in stock paid in lieu of cash dividends in the ordinary course.

      There will be no adjustment of the conversion price in respect of any event described in 2, 3, or 4 above if the holders of Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the shares of Common Stock or in case of any amalgamation, consolidation or merger of the Company with or into any other corporation, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as or substantially as an entirety to any other corporation, the conversion price shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of shares and other securities or property of the Company, or such continuing, successor, or purchaser corporation, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof he had been the holder of the number of shares of Common Stock into which the Debentures were convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale. Notwithstanding the foregoing, a holder of Debentures shall be entitled to receive only shares that constitute prescribed securities in the event any reclassification, change, amalgamation, consolidation, merger or sale occurs on or prior to the date which is five years from the issue of the Debentures and the Debentures become convertible on or prior to that date. No adjustment will be made in the conversion price on account of the exercise of options under the Company's stock option plans from time to time.

      No fractional shares of Common Stock will be issued on any conversion of a Debenture, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

CANCELLATION

      All Debentures converted or paid on maturity will be cancelled forthwith and may not be reissued or resold.

WARRANTS

GENERAL WARRANTS

  GENERAL

      On May 31, 1999, the Company issued warrants to its legal counsel, Squire, Sanders & Dempsey L.L.P., in exchange for services rendered to acquire 25,000 shares of Common Stock at an exercise price of $1.00 per share

("SSD Warrants"). The SSD Warrants may be exercised at any time from the date of issuance through December 31, 2002.

      The shares of Common Stock underlying the SSD Warrants have certain piggyback registration rights in the event the Company makes a public offering of its Common Stock, subject to certain limitations.

  ADJUSTMENT OF EXERCISE PRICE

      In the event of a merger, consolidation, or sale of substantially all of the assets of the Company, the SSD Warrants shall apply to the securities of the successor entity such that the holder shall receive an equivalent amount of stock of the successor entity as it would have immediately preceding such transaction.

      In the event of any stock split, reverse stock split, stock dividend, combination, or reclassification of shares of Common Stock, or any other increase or decrease in the number of issued shares of Common Stock, the number or shares of Common Stock and the exercise price per share will be proportionately and appropriately adjusted without any change in the aggregate price to be paid upon the exercise of all of the SSD Warrants.

REGULATION S WARRANTS

  GENERAL

      As part of its Regulation S Offering in July 1999, the Company issued warrants ("Regulation S Warrants") to acquire 1,500,000 shares of Common Stock. Each Regulation S Warrant comprises the right to purchase, at the holder's option, one fully paid share of the Company's Common Stock at $2.50 per share. Although certain holders of Regulation S Warrants exercisable into 200,000 shares have indicated their desire to exercise, no Regulation S Warrants have been exercised to date. Regulation S Warrants are exercisable only prior to December 31, 2000 and only if the holder has converted all of such holder's Debentures also acquired in the Regulation S Offering.

  ADJUSTMENT OF EXERCISE PRICE

      Subject to the provisions hereof, the Regulation S Warrants provide for the adjustment of the exercise price in certain events including:

      1. the subdivision or consolidation of the outstanding shares of Common Stock of the Company;

      2. the distribution of shares of Common Stock to stockholders by way of a stock dividend or otherwise, other than an issue of shares of Common Stock to stockholders who have elected to receive dividends in stock in lieu of receiving cash dividends paid in the ordinary course;

      3. the issuance of options, rights, or warrants to holders of shares of Common Stock entitling them to acquire shares of Common Stock or other securities convertible into shares of Common Stock at less than 95% of the then current market price (as defined in the Warrants) of the shares of Common Stock; and

      4. the distribution to all holders of shares of Common Stock of any securities or assets, other than cash dividends and equivalent dividends in stock paid in lieu of cash dividends in the ordinary course.

      There will be no adjustment of the conversion price in respect of any event described in 2, 3, or 4 above if the holders of Regulation S Warrants are allowed to participate as though they had exercised their Regulation S Warrants prior to the applicable record date or effective date. In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the shares of Common Stock or in case of any amalgamation, consolidation or merger of the Company with or into any other corporation, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as or substantially as an entirety to any other corporation, the conversion price shall be adjusted so that each Regulation S Warrant shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of shares and other securities or property of the Company, or such continuing, successor, or purchaser corporation, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof he had been the holder of the number of shares of Common Stock into which the Regulation S Warrants were exercisable prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale. Notwithstanding the foregoing, a holder of Regulation S Warrants shall be entitled to receive only shares that constitute prescribed securities in the event any reclassification, change, amalgamation, consolidation, merger or sale occurs on or prior to the date which is five years from the issue of the Regulation S Warrants and the Regulation S Warrants become exercisable on or prior to that date. No adjustment will be made in the exercise price on account of the exercise of options under the Company's stock option plans from time to time.

      No fractional shares of Common Stock will be issued on any exercise of Regulation S Warrants, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

DIVIDENDS

      The Company has never paid any cash dividends on its capital stock. For the foreseeable future, the Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      The Company's Common Stock has been quoted on the OTC Bulletin Board under the symbol NUPP since August 21, 1998. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.


                                                          HIGH BID   LOW BID
                                                          --------   -------

      July 1, 1999 through September 30, 1999              $2.1250   $1.2500
      April 1, 1999 through June 30, 1999                  $2.0000   $0.2500
      January 1, 1999 through March 31, 1999               $1.1250   $0.2500
      October 1, 1998 through December 31, 1998            $1.0625   $0.6250
      September 17, 1998 through September 30, 1998        $1.1250   $0.6250


      As of November 15, 1999, there were approximately 182 holders of record of the Company's Common Stock.

PENNY STOCK

      The Company's Common Stock will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9 (d) (1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

      The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If the Company's Common Stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

      For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of stockholders to sell their shares.

OTC BULLETIN BOARD ELIGIBILITY RULES

      In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change, the Company has voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of the Company's Common Stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. The Company cannot assure that the SEC will come to such a position in regards to this registration statement prior to the Company's phase-in date of February 24, 2000. According to the eligibility rule, if the Company is not in compliance at its phase-in date the Company's Common Stock will be removed from the OTC Bulletin Board. In that event, the Company intends to move its listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in the Company's Common Stock.

SHARES AVAILABLE FOR FUTURE SALE

      Of the 12,617,217 shares of Common Stock outstanding, 959,255 shares of Common Stock are freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144 under Securities Act ("Rule 144"), an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Such shares are unrestricted as a result of being issued pursuant to rule 504 of Regulation D promulgated under the Securities Act ("Rule 504") prior to recent amendments to such rule that now make shares issued under Rule 504 restricted securities. The remaining shares of Common Stock outstanding are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale, and other limitations of Rule 144.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

      - 1% of the then outstanding shares of the Company's Common Stock (approximately 126,172 shares); or

      - the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of Common Stock.

      Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A stockholder who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, or public information requirements.

      In addition, as of November 15, 1999, there were outstanding warrants to purchase 1,525,000 shares of Common Stock and options to purchase 190,000 shares of Common Stock, all of which were fully vested. Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding warrants and options) in the public market in the future could adversely effect the market price of the Company's Common Stock. These sales may also make it more difficult for the Company to sell equity or equity related securities in the future at a time and price that the Company believes is appropriate.

ITEM 2. LEGAL PROCEEDINGS.

      All legal proceedings and actions involving the Company are of an ordinary and routine nature incidental to the operations of the Company. Management believes that such proceedings should not, individually or in the aggregate, have a material adverse affect on the Company's business, financial condition, or results of operations. None of the Company's officers, directors or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

      The following provides information concerning all sales of securities by the Company within the last three years that were not registered under the Securities Act.

      From August 7, 1997 to May 31, 1998, the Company issued an aggregate of 2,277,096 shares of Common Stock to 158 investors at a price ranging from $0.366 to $0.533 per share. Such shares were issued without registration pursuant to an exemption from registration under Rule 504.

      From August 1997 to May 1998, the Company issued an aggregate of 455,028 shares of Common Stock worth a total of $180,890 to certain insiders of the Company in connection with remuneration for services rendered and the conversion of certain indebtedness owed to such insiders. Of the total $180,890, (i) $43,000 in Common Stock was issued as payment for consulting fees and management services, (ii) $103,600 in Common Stock was issued as payment of certain loans to the Company from affiliates of Gary Fitchett, former president and chief executive officer of the Company, the proceeds of which were used for various capital expenditures of the Company, and (iii) $34,300 in Common Stock resulted from the exercise of a warrant received as part of the loan described in (ii) above. All such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as private transactions not involving a public distribution.

      During the period from June 1, 1998 to August 6, 1998, the Company issued an aggregate of 61,761 shares of Common Stock to 18 investors for a total of $58,300. Such shares were issued without registration pursuant to an exemption from registration under Rule 504.

      From June 1, 1998 to August 6, 1998, the Company issued an aggregate of 15,000 shares of Common Stock worth a total of $15,000 to Ernesto Zavagoza de Cima, a Vice President and director of the Company, in connection with rent owned by the Company. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as a private transaction not involving a public distribution.

      On May 31, 1999, the Company issued warrants to purchase an aggregate of 25,000 shares of Common Stock to the Company's legal counsel in consideration of services rendered. Such shares were issued without registration under Section 4
(2) of the Securities Act as a private transaction not involving a public distribution.

      In May 1999, the Company issued units priced at $100,000 per unit, or a total of $6,000,000. Each unit consisted of (i) 25,000 shares of Common Stock valued at $2.00 per share, (ii) a $50,000 unsecured convertible debenture bearing interest at ten (10) percent per annum and maturing on December 31, 2004, and (iii) warrants to acquire 25,000 shares of Common Stock at a price of $2.50 per share exercisable at any time prior to December 31, 2000. Several investors chose to convert their debentures into shares of Common Stock immediately following the Regulation S Offering. As a result, the Company issued 775,000 shares upon such conversions. In the aggregate, the Company issued 1,500,000 shares of Common Stock at $2.00 per share, $3,000,000 of convertible debentures of which $1,050,000 remain outstanding, and warrants to purchase $1,500,000 of additional shares at $2.50 per share. The units were sold to 17 investors in Germany, New Zealand, and Switzerland and were issued without registration pursuant to an exemption from registration under Regulation S promulgated under the Securities Act.

      On June 18, 1999, the Company acquired (the "TrucTech Asset Acquisition") substantially all of the assets and liabilities of TrucTech, Inc., a Georgia corporation ("TrucTech"), pursuant to an Asset Purchase Agreement between the Company and TrucTech effective as of December 1, 1998 (the "TrucTech Asset Purchase Agreement"). The total consideration for the TrucTech Asset Acquisition was US $5,500,000, which was satisfied by the issuance of 7,333,333 shares of Common Stock, valued at US $0.75 per share. Such shares were issued without registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

      On July 30, 1999, the Company completed a supplemental offering of common stock in connection with the Company's issuance of stock under Rule 504. After the Company determined that certain investors paid more than the intended stock price for shares in the Rule 504 offerings, the Company made the supplemental offering with shares, which were originally issued in the Rule 504 offerings but subsequently transferred to the Company's treasury, to reflect the Company's original intention to sell shares of stock at a price ranging from $0.366 to $0.533 per share in its Rule 504 offerings. As a result, the Company issued an aggregate of 460,887 additional shares of Common Stock to approximately 59 investors who participated in the Company's Rule 504 offerings. Such shares were issued without registration under Rule 504.

      From August 7, 1998 to July 1, 1999, the Company issued an aggregate of 289,113 shares of common stock worth a total of $289,113 to certain insiders of the Company. Of the $289,113, $85,305 worth of common stock was issued to four creditors for conversion of loans to the Company, and $203,808 worth of stock was issued to three persons for services rendered to the Company. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as private transactions not involving a public distribution.

      In each of the private transactions above, the Company believes that each purchaser (i) had access to or was provided information regarding the Company;
(ii) was aware that the securities had not been registered under federal securities laws; (iii) acquired the securities for his/her/its own account for investment purposes; (iv) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (v) was aware that the certificate representing the securities would bear a legend restricting its transfer. The Company believes that, in light of the foregoing, the sale of the Company's securities to the respective acquirers did not constitute a sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company's Certificate of Incorporation provides that the personal liability of a director to the Company or its stockholders for monetary damages for breach of a fiduciary duty as director shall be limited to the fullest extent permitted by Delaware General Corporation Law ("DGCL"). Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the DGCL, indemnify any person whom it may indemnify pursuant to the DGCL. The Company's Bylaws provide that the Company shall indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative), other than an action by or in the right of the Company, by reason of the fact that such person is or was a director of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Bylaws also provide for certain indemnification rights for a party to any threatened, pending, or completed action or suit by or in the right of the Company.

     The Company has also entered into an indemnification agreement with each of the members of its Board of Directors and Advisory Council. Subject to certain limitations, such indemnification agreements provide for the Company to indemnify each member of the Board and Advisory Council against any expenses, including attorney's fees, reasonably incurred by the director or Advisory Council Member, as the case may be, in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including an action by or in the right of the Company) to which such director or member is, was or at anytime becomes a party, or is threatened to be made a party, by reason of the fact that such director or member is, was or at any time becomes an employee serving as a member of the Board or Advisory Council, or by reason of any action taken by him or any inaction on his part while acting in any such capacity.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted.

                                    PART F/S

      The following financial statements are included herein:

                             NuPro Innovations Inc.
                              Financial Statements
                     Years Ended November 30, 1998 and 1997
                   Nine Months Ended August 31, 1999 and 1998

Independent Auditor's Report.............................................. F-1

Audited Combined Financial Statements of NuPro Innovations Inc.
and TrucTech, Inc. for periods ended November 30, 1998 and 1997:

      Combined Balance Sheets as of November 30, 1998 and 1997............ F-2

      Balance Sheets as of November 30, 1998.............................. F-3

      Balance Sheets as of November 30 and December 31, 1997.............. F-4

      Statements of Shareholder's Equity - NuPro Innovations Inc.......... F-5

      Statements of Shareholder's Equity - TrucTech, Inc.................. F-6

      Statements of Loss and Deficit for Years ended November 30 (December
      31), 1997; Statements of Loss and Deficit for Periods ended November
      30, 1998; and Statement of Loss Cumulative during the Development
      Period ............................................................. F-7

      Statements of Cash Flow - NuPro Innovations Inc..................... F-8

      Statements of Cash Flow - TrucTech, Inc............................. F-9

      Notes to Financial Statements...................................... F-10

Unaudited Combined Financial Statements of NuPro Innovations Inc.
and TrucTech, Inc. for the nine months ended August 31, 1999 and 1998:

      Balance Sheets..................................................... F-21

      Statements of Shareholders' Equity................................. F-22

      Statements of Loss and Deficit..................................... F-23

      Statements of Cash Flow............................................ F-24

      Notes to Interim Financial Statements.............................. F-25

                            S.E.CLARK & COMPANY, P.C.
                       Member: S.E.C. Practice Section of
             the American Institute of Certified Public Accountants


Shareholders and
Board of Directors
NuPro Innovations Inc.
Tucson, Arizona


We have audited the balance sheet of NuPro Innovations Inc. as of November 30, 1998, and the related statements of shareholders' equity, loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior period financial statements of NuPro Innovations Inc. were audited by other auditors whose report dated January 16, 1998, expressed an unqualified opinion on those statements. Our opinion, insofar as it relates to the cumulative balances forward, is based solely on the report of other auditors.

We have also audited the balance sheets of TrucTech, Inc. as of November 30, 1998 and December 31, 1997, and the related statements of shareholders' equity, loss and deficit, and cash flows for the periods then ended. Those financial statements are the responsibility of that Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

The financial statements of those companies are presented on a combined basis to give effect to the subsequently transacted business combination between these companies under common control.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of NuPro Innovations, Inc. and TrucTech, Inc. as of November 30, 1998 and 1997, and the results of their operations and cash flows for the periods then ended in conformity with generally accepted accounting principles.


/s/ S.E.Clark & Company, P.C.


Tucson, Arizona
February 26, 1999

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

COMBINED BALANCE SHEETS AS AT NOVEMBER 30

                                                                                             1998                  1997
                                                                                           ---------             ---------
ASSETS

CURRENT
   Cash                                                                                      $ 2,458               $ 2,936
   Accounts Receivable                                                                         3,902                 3,505
   Inventory                                                                                   2,633                 2,633
   Prepaid                                                                                    12,892                10,028
                                                                                           ---------             ---------
     Total Current Assets                                                                     21,885                19,102

PROPERTY AND EQUIPMENT (Note 5)                                                              421,117               439,575
                                                                                           ---------             ---------

OTHER
  Unutilized Pre-production Plant (Notes 5 and 14)                                           297,955               297,955
  Accounts Receivable - TopTrac, S.A. de C.V. (Note 4)                                       100,189               112,869
                                                                                           ---------             ---------
                                                                                             398,144               410,824
                                                                                             -------               -------
                                                                                           $ 841,146             $ 869,501
                                                                                           ---------             ---------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
   Bank indebtedness (Note 6)                                                               $ 81,240              $ 72,721
   Accounts Payable                                                                           83,551               102,020
   Accrued Liabilities                                                                        51,785                79,449
   Accrued Management Fees and Salaries                                                      107,253                     -
   Customer Deposits                                                                               -                30,523
   Current portion of long-term liabilities                                                   46,532                39,099
                                                                                           ---------             ---------
     Total Current Liabilities                                                               370,361               323,812

LONG-TERM LIABILITIES (Note 6 and 14)                                                        539,283               489,124

OTHER LIABILITIES
   Production Tooling                                                                              -                95,611
   Accrued Management Fees                                                                   320,000               149,715

COMMITMENTS AND CONTINGENCIES (Note 11)                                                            -                     -

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 8)                                                 (388,498)             (188,761)
                                                                                           ---------             ---------
                                                                                           $ 841,146             $ 869,501
                                                                                           ---------             ---------

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

BALANCE SHEETS AS OF NOVEMBER 30, 1998

                                                                         NUPRO               TRUCTECH            COMBINED
                                                                       ---------            ---------            ---------
ASSETS

CURRENT
   Cash                                                                  $     -             $  2,458            $   2,458
   Accounts Receivable                                                     3,902                    -                3,902
   Inventory                                                                   -                2,633                2,633
   Prepaid                                                                 2,573               10,319               12,892
                                                                       ---------            ---------            ---------
     Total Current Assets                                                  6,475               15,410               21,885

PROPERTY AND EQUIPMENT                                                    51,696              369,421              421,117

OTHER
  Advances to TrucTech, Inc.                                             574,856                    -                    -
  Accounts Receivable - TopTrac, S.A. de C.V.                                  -              100,189              100,189
  Unutilized Pre-production  Plant                                             -              297,955              297,955
                                                                       ---------            ---------            ---------
                                                                         574,856              398,144              398,144
                                                                       ---------            ---------            ---------
                                                                       $ 633,027            $ 782,975            $ 841,146
                                                                       ---------            ---------            ---------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
   Bank indebtedness                                                   $  45,241            $  35,999            $  81,240
   Accounts Payable                                                       57,701               77,635              135,336
   Accrued Management Fees and Salaries                                  107,253                    -              107,253
   Current portion of long-term liabilities                                    -               46,532               46,532
                                                                       ---------            ---------            ---------
     Total Current Liabilities                                           210,195              160,166              370,361

LONG-TERM LIABILITIES                                                     64,098              475,185              539,283

OTHER LIABILITIES
   Advances from NuPro Innovations Inc.                                        -              574,856                    -
   Accrued Management Fees                                               163,247              156,753              320,000

SHAREHOLDERS' EQUITY (DEFICIENCY)                                        195,487            (583,985)            (388,498)
                                                                       ---------            ---------            ---------
                                                                       $ 633,027            $ 782,975            $ 841,146
                                                                       ---------            ---------            ---------

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

BALANCE SHEETS

                                                                      (RESTATED)
                                                                         AS OF                AS OF
                                                                        11/30/97            12/31/97
                                                                         NUPRO              TRUCTECH             COMBINED
                                                                       ---------            ---------            ---------
ASSETS

CURRENT
   Cash                                                                  $    71             $  2,865            $   2,936
   Accounts Receivable                                                     3,505                    -                3,505
   Inventory                                                                                    2,633                2,633
   Prepaid                                                                    73                9,955               10,028
                                                                       ---------            ---------            ---------
     Total Current Assets                                                  3,649               15,453               19,102

PROPERTY AND EQUIPMENT                                                    63,020              376,555              439,575

OTHER
  Advances to TrucTech, Inc.                                             602,813                    -                    -
  Advances on behalf of NuPro Innovations Inc.                                 -              194,995                    -
  Accounts Receivable - TopTrac, S.A. de C.V.                                  -              112,869              112,869
  Unutilized Pre-production  Plant                                             -              297,955              297,955
                                                                       ---------            ---------            ---------
                                                                         602,813              605,819              410,824
                                                                       ---------            ---------            ---------
                                                                       $ 669,482            $ 997,827            $ 869,501
                                                                       ---------            ---------            ---------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
   Bank indebtedness                                                   $  35,643            $  37,078            $  72,721
   Accounts Payable                                                       41,215               60,805              102,020
   Accrued Liabilities                                                         -               79,449               79,449
   Customer Deposits                                                      25,000                5,523               30,523
   Current portion of long-term liabilities                                    -               39,099               39,099
                                                                       ---------            ---------            ---------
     Total Current Liabilities                                           101,858              221,954              323,812

LONG-TERM LIABILITIES                                                                         489,124              489,124

OTHER LIABILITIES
   Due to NuPro Innovations Inc.                                               -              602,813                    -
   Due to TrucTech, Inc.                                                 194,995                    -                    -
   Production Tooling                                                          -               95,611               95,611
   Accrued Management Fees                                                47,962              101,753              149,715

SHAREHOLDERS' EQUITY (DEFICIENCY)                                        324,667            (513,428)            (188,761)
                                                                       ---------            ---------            ---------
                                                                       $ 669,482            $ 997,827            $ 869,501
                                                                       ---------            ---------            ---------

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                              COMMON                           ADDITIONAL          DURING
                                              SHARES        SHARE CAPITAL       PAID IN         DEVELOPMENT
                                              (NOTE 8)          AMOUNT          CAPITAL            STAGE           TOTAL
                                            --------------------------------------------------------------------------------
Issued for cash                                750,002          $ 5,571            $    -           $     -        $  5,571
Net loss for the period                              -                -                 -            (1,365)         (1,365)
                                            --------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1996                     750,002            5,571                 -            (1,365)          4,206

Issued for cash                                542,672          200,975                 -                 -         200,975
Issued for services                             75,660           27,268                 -                 -          27,268
Issued for settlement of debts
   of TrucTech, Inc.                           535,806          270,348                 -                 -         270,348
Net loss for the period                              -                -                 -           (73,535)        (73,535)
                                            --------------------------------------------------------------------------------

BALANCE UPON REDOMESTICATION,
   AUGUST 7, 1997 (Note 2(a))                1,904,140          504,162                 -           (74,900)        429,262

Adjustment to par value                              -         (502,258)          502,258                 -               -
Issued for cash                                200,933              201           119,664                 -         119,865
Issued for services                             38,273               38            22,652                 -          22,690
Net loss for the period (restated)                   -                -                 -          (247,150)       (247,150)
                                            --------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1997                   2,143,346            2,143           644,574          (322,050)        324,667

Issued for cash                                545,389              546           419,770                 -         420,316
Issued for services                              5,150                5             5,145                 -           5,150
Issued for settlement of debts
   of TrucTech, Inc.                           100,000              100            99,900                 -         100,000
Issued for short-term rent                      15,000               15            14,985                 -          15,000
Net loss for the period (restated)                   -                -                 -          (669,646)       (669,646)
                                            --------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1998                   2,808,885            2,809         1,184,374          (991,696)        195,487
                                            --------------------------------------------------------------------------------

To be issued for acquisition of
   net assets of TrucTech, Inc.              7,333,333            7,333         5,492,667                 -       5,500,000
   Adjustment to TrucTech cost
    basis of accounting                              -                -         (476,585)        (5,607,400)     (6,083,985)
                                            --------------------------------------------------------------------------------
PRO FORMA SHAREHOLDERS' EQUITY              10,142,218          $10,142        $6,200,456       $(6,599,096)      $(388,498)
============================================================================================================================

    The accompanying notes are an integral part of these financial statements

TRUCTECH, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                     SHARES (NOTE 8)             SHARE CAPITAL AMOUNT          ADDITIONAL
                                                                 CLASS B                        CLASS B          PAID IN
                                                    COMMON      PREFERRED       COMMON         PREFERRED         CAPITAL
                                                   -----------------------------------------------------------------------
BALANCE, DECEMBER 31 1996                            6,653       116,857       $  6,653      $ 1,168,559        $ 513,103

Net loss for the year                                    -             -              -                -                -
                                                   -----------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                           6,653       116,857          6,653        1,168,559          513,103

Issued as stock dividend to recapitalize company:
   On common shares                                 56,280             -         56,280                -         (56,280)
   On class B preferred                                  -        74,360              -          455,436        (455,436)
Issued for protection
  of investment                                    837,067             -        837,067                -        2,415,533
Net loss for the period                                  -             -              -                -                -
                                                   -----------------------------------------------------------------------

BALANCE, NOVEMBER 30 1998                          900,000       191,217      $ 900,000      $ 1,623,995       $2,416,920
==========================================================================================================================

TRUCTECH, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                     DEFICIT
                                                                   ACCUMULATED
                                                                      DURING
                                                      DONATED       DEVELOPMENT
                                                      CAPITAL          STAGE           TOTAL
                                                   -------------------------------------------
BALANCE, DECEMBER 31 1996                            $ 82,500    $ (1,972,026)     $ (201,211)

Net loss for the year                                       -        (312,217)       (312,217)
                                                   -------------------------------------------

BALANCE, DECEMBER 31, 1997                             82,500      (2,284,243)       (513,428)

Issued as stock dividend to recapitalize company:
   On common shares                                         -               -                -
   On class B preferred                                     -               -                -
Issued for protection
  of investment                                             -               -        3,252,600
Net loss for the period                                     -      (3,323,157)     (3,323,157)
                                                   -------------------------------------------

BALANCE, NOVEMBER 30 1998                            $ 82,500    $ (5,607,400)     $ (583,985)
=============================================================================================

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

STATEMENTS OF LOSS AND DEFICIT

                                                                                           NUPRO         (12/31/97)
                                                                          COMBINED      INNOVATIONS    TRUCTECH, INC.
                                                                        -------------- --------------- ---------------

YEAR ENDED NOVEMBER 30, 1997                                                             (Restated)      (Restated)

Revenues                                                                $          -      $        -    $          -
                                                                        ------------      ----------    ------------

Costs and expenses:
Development, Pre-production and Administration                               369,820         313,877          55,943
Financial, primarily interest                                                 73,331           6,808          66,523
Loss on property dispositions                                                189,751               -         189,751
                                                                        ------------      ----------    ------------
Net loss                                                                  $ (632,902)     $ (320,685)     $ (312,217)

=====================================================================================================================
Net loss per share (Note 13)                                                $ (0.062)       $ (0.472)             na
=====================================================================================================================

PERIODS ENDED NOVEMBER 30, 1998                                                            (Restated)      (Restated)

Revenues                                                                $          -      $        -    $          -
                                                                        ------------      ----------    ------------

Costs and expenses:
Development, Pre-production and Administration                               671,157         658,411          12,746
Financial, primarily interest                                                 69,046          11,235          57,811
Stock Issued for Protection of Investment                                  3,252,600               -       3,252,600
                                                                        ------------      ----------    ------------
   Total expenses                                                          3,992,803         669,646       3,323,157
                                                                        ------------      ----------    ------------
Net loss                                                                $ (3,992,803)     $ (669,646)   $ (3,323,157)
=====================================================================================================================
Net loss per share (Note 13)                                                $ (0.394)       $ (0.261)              na
=====================================================================================================================

CUMULATIVE DURING THE DEVELOPMENT PERIOD

Revenues                                                                      $     -         $     -         $     -
                                                                        -------------- --------------- ---------------
Costs and expenses:
Development, Pre-production and Administration                              2,470,527         973,653       1,496,874
Financial, primarily interest                                                 626,016          18,043         607,973
Loss on property dispositions                                                 249,953               -         249,953
Stock Issued for Protection of Investment                                   3,252,600               -       3,252,600
                                                                        -------------- --------------- ---------------
   Total expenses                                                           6,599,096         991,696       5,607,400
                                                                        -------------- --------------- ---------------
Net cumulative losses                                                   $ (6,599,096)     $ (991,696)   $ (5,607,400)

=====================================================================================================================

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW


                                                                           CUMULATIVE       FOR THE YEAR     FOR THE YEAR
                                                                             DURING             ENDED            ENDED
                                                                           DEVELOPMENT       NOVEMBER 30,      NOVEMBER 30,
                                                                              STAGE              1998            1997
                                                                            ----------       ----------       ----------

CASH PROVIDED BY (USED IN)                                                                    (Restated)       (Restated)

OPERATING ACTIVITIES
   Net loss for the period                                                  $ (991,696)      $ (669,646)      $ (320,685)
   Adjustments to reconcile net loss
   to net cash
      Depreciation                                                              16,587           13,453            3,134
      Rent and Services paid for
       by issuance of shares (Note 9)                                           70,108           20,150           49,958
                                                                            ----------       ----------       ----------
                                                                              (905,001)        (636,043)        (267,593)
Changes in assets and liabilities
      Accounts receivable                                                       (3,902)            (397)          (2,754)
      Prepaid                                                                   (2,573)          (2,500)             (73)
      Bank indebtedness                                                         45,241            9,598           35,643
      Accounts payable                                                          57,701           16,486           40,001
      Customer deposits                                                              -          (25,000)          24,629
      Accrued management fees                                                  270,500          270,500                -
                                                                            ----------       ----------       ----------
                                                                              (538,034)        (367,356)        (170,147)
                                                                            ----------       ----------       ----------

INVESTING ACTIVITIES
   Purchase of capital assets                                                  (68,283)          (2,129)         (52,747)
   Advances to TrucTech, Inc. (Note 9)                                        (204,508)         (67,038)        (137,470)
                                                                              (272,791)         (69,167)        (190,217)
                                                                            ----------       ----------       ----------

FINANCING ACTIVITIES
   Issuance of shares                                                          746,727          420,316          320,840
   Advances from shareholders                                                   64,098           16,136           38,636
                                                                            ----------       ----------       ----------
                                                                               810,825          436,452          359,476
                                                                            ----------       ----------       ----------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                                           -              (71)            (888)

CASH, BEGINNING OF PERIOD                                                            -               71              959
                                                                            ----------       ----------       ----------
CASH, END OF PERIOD                                                           $      -         $      -        $      71
=========================================================================================================================

    The accompanying notes are an integral part of these financial statements

TRUCTECH, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW


                                                                          CUMULATIVE     FOR THE PERIOD     FOR THE YEAR
                                                                            DURING            ENDED             ENDED
                                                                         DEVELOPMENT      NOVEMBER 30,      DECEMBER 31,
                                                                            STAGE             1998              1997
                                                                       ----------------- ---------------- ------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
   Net loss for the period                                                 $ (5,607,400)    $ (3,323,157)      $   (312,217)
   Adjustments to reconcile net loss
   to net cash
      Depreciation                                                              102,368            8,225              8,225
      Obsolete Tooling and Equipment                                            130,141                -             69,939
      Loss on writeoff of joint venture investment                              119,812                -            119,812
      Stock issued for protection of investment                               3,252,600        3,252,600                  -
                                                                           ------------     ------------       ------------
                                                                            (2,002,479)         (62,332)          (114,241)
Changes in assets and liabilities

      Accounts receivable                                                     (100,189)           12,680           (62,368)
      Inventory                                                                 (2,633)                -                  -
      Prepaid                                                                  (10,319)            (364)            (1,731)
      Bank indebtedness                                                          35,999          (1,079)           (78,246)
      Accounts payable and accruals                                              77,635         (68,142)          (107,058)
      Payables and accruals paid with NuPro stock                               370,348          100,000            270,348
      Accrued management fees                                                   156,753           55,000             61,000
                                                                           ------------     ------------       ------------
                                                                             (1,474,885)          35,763            (32,296)
                                                                           ------------     ------------       ------------

INVESTING ACTIVITIES
   Purchase of Property and equipment                                          (817,385)          (1,091)            37,751
   Investment in Joint Ventures                                                (119,812)               -                  -
                                                                           ------------     ------------       ------------
                                                                               (937,197)          (1,091)            37,751
                                                                           ------------     ------------       ------------

FINANCING ACTIVITIES
   Receipt (Repayment) of long term debt                                        401,871         (143,239)          (141,105)
   Advances from NuPro                                                          204,508           67,038            137,470
   Advances from shareholders                                                   119,846           41,122             (8,928)
   Share capital                                                              1,688,315                -                  -
                                                                           ------------     ------------       ------------
                                                                              2,414,540          (35,079)           (12,563)
                                                                           ------------     ------------       ------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                                        2,458             (407)            (7,108)

CASH, BEGINNING OF PERIOD                                                             -            2,865              9,973
                                                                           ------------     ------------       ------------
CASH, END OF PERIOD                                                        $      2,458     $      2,458       $      2,865
---------------------------------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of these financial statements

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------
1.    BASIS OF FINANCIAL STATEMENT PRESENTATION

      NuPro Innovations Inc. ("NuPro") (A Development Stage Company) was formed to further develop and commercialize an innovative industrial engineering hybrid composite material technology, which it acquired through exercise of the option disclosed in Note 3.

      TrucTech, Inc. ("TrucTech") (A Development Stage Company) was formed to develop and manufacture a unique telescoping pickup truck cover and other prospective products.

      The financial statements of NuPro are for the fiscal years ended November 30, 1998 and 1997 and TrucTech are for the eleven months ended November 30, 1998 and year ended December 31, 1997.

      The Combined Balance Sheets and Statements of Shareholders' Equity reflect the combined assets, liabilities and shareholders' equity, of NuPro and TrucTech based on completion of the acquisition by NuPro of the net assets of TrucTech, see Note 3.

      NuPro and TrucTech are under common control as defined by U.S. GAAP, and accordingly the purchase method of accounting is used to record the combination of the Companies. To reflect the continuity of interest of the principal shareholders in the business, all assets, liabilities, and shareholders' equity have been recorded in the Combined Balance Sheet at the book values of the predecessor companies' accounts. Research and development expenditures are charged to expenses in the period incurred. Cumulative expenses during the development stage, which represented the development costs of the TracTop telescoping pickup cover and other products and material were as follows:

               TrucTech                                            $ 2,354,800
               NuPro                                                   991,696
                                                                   -----------
               Cash and Accrual Expenses                             3,346,496
               TrucTech stock issued for
                  protection of investment                           3,252,600
                                                                   -----------
               Total Expense                                       $ 6,599,096


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The Companies follow the generally accepted accounting principles of the United States ("U.S. GAAP").

      (a)   Nature of Business
            NuPro was incorporated in Canada on November 27, 1996, and has been in the development stage since its formation. As of August 7, 1997, the Company was redomesticated and continued in the State of Delaware, U.S.A. and its name changed to NuPro Innovations Inc. from TracTop Distributing Inc.

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------
            A majority-owned subsidiary has been incorporated as of November 12, 1998 as NuPro Innovation Mexico S.A. de C.V. At November 30, 1998 its organization was incomplete and it had no assets, liabilities, revenues or expenses.

            TrucTech was incorporated on May 31, 1989 in the State of Georgia, U.S.A. and has been in the development stage since its formation.

      (b)   Use of Estimates
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      (c)   Property and Equipment
            Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis during commercial production at the following rates:

            Building                       -                    3%
               Production Equipment        -                   10%
               Automotive Equipment        -                   20%
               Office Equipment            -            10 and 20%

      (d)   Foreign Currency Translation
            At transaction date, if applicable, each asset, liability, revenue or expense is translated from Canadian or Mexican currency into U.S. dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into U.S. dollars by using the exchange rate at that date and the resulting foreign exchange gains and losses are included in income in the current period.

      (e)   Fair Value of Financial Instruments
            The carrying amount of the Companies' financial instruments, consisting of cash, accounts receivable, bank indebtedness, accounts payable and customer deposits, approximates their fair value. Due to their terms it was not practical to determine the fair value of the advances. Unless otherwise noted, it is management's opinion that the Companies are not exposed to significant interest rate, currency and credit risks arising from these financial instruments.

      (f)   Principles of Combination
            The following assumptions were made in the preparation of the combined statements:
            (a) Corporate approval of the purchase of the net assets of TrucTech as required by NuPro on April 9, 1999 and completion of the transaction immediately thereafter. See Note 3.
            (b) Accounting for the acquisition of net assets using the purchase method.
            (c)   Elimination of the inter-company loan accounts.

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------
3.    ADVANCES TO TRUCTECH, INC.
      By agreement dated December 5, 1996, as amended, NuPro had an option to acquire the net assets of TrucTech, including technology rights, at their fair value, by exchanging NuPro stock for all of the net assets and liabilities of TrucTech. Since the TrucTech shareholders would retain control after the combination, the combination is considered a reverse acquisition. Accounting rules of the U.S. Securities and Exchange Commission require that the historic cost basis of the control parties be carried over. Thus, the transaction is required to be recorded at historic costs which may be substantially less than the current fair value of the assets exchanged.

      The prospective completion of this option agreement has now been approved by the shareholders of TrucTech and has been scheduled for approval by NuPro Innovations Inc. at the annual meeting to be held on April 9, 1999.

      The following net assets (assets less liabilities) are to be acquired on that date:

                   Cash                                                              $    2,458
                   Accounts receivable                                                  100,189
                   Inventory                                                              2,633
                   Prepaid                                                               10,319
                   Property and equipment                                               369,421
                   Net equity in unutilized plant subsequently sold                      67,256
                   Technology rights (unaudited)                                      6,083,985
                                                                                     ----------
                                                                                      6,636,261
                                                                                     ----------

                   Bank indebtedness                                                     35,999
                   Accounts payable                                                      77,635
                   Accrued management fees                                              156,753
                   Long-term liabilities                                                291,018
                                                                                        561,405
                                                                                    -----------

                   Net assets                                                       $ 6,074,856
                                                                                    ===========

                   Settled by:
                   Cancellation of inter-company advances from NuPro                $   574,856
                   Issuance of 7,333,333 shares of NuPro at $0.75                     5,500,000
                                                                                    -----------
                                                                                    $ 6,074,856
                                                                                    ===========

      The advance balance includes cash advances of $204,508 and NuPro stock issued to settle TrucTech liabilities in the amount of approximately $370,000.

      Both the stockholders and directors of TrucTech have acknowledged that the technology to the plastic that is a major component of the TracTop product is an unpatented technology that is owned by, and known only to, Luba Veselinovic, spouse of the TrucTech president, Elke.

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------
      TrucTech has entered into a licensing and royalty agreement for the patent rights to certain technologies used in the TracTop product. The agreement required payment of $150,000 from profits and $3 per unit sold. Additionally, TrucTech has developed other technologies, which are unpatented, pertaining to the development and production of the TracTop units.

      The technology rights to be acquired by the NuPro shareholders from TrucTech are the learned and licensed technologies that apply to the TracTop product. They do not include the plastic technology that is the acknowledged property of Mr. Veselinovic.

      Pursuant to an oral agreement between the Company and Mr. Veselinovic, Mr. Veselinovic will grant an exclusive manufacturing and distribution license to NuPro for a new composite industrial engineering material (the "NuPro Technology") under the terms of a Royalty Agreement that will include, among other provisions, the following or similar terms:

      a) NuPro achieves 75% of the forecast outlined in the Business Plan, dated February 1999, and NuPro is capable of manufacturing and marketing additional products to be developed by the licenser.

      b) NuPro pays Mr. Veselinovic quarterly payments of 1.5% of sales derived from products based on NuPro Technology for the first $5,000,000 and 2% of sales thereafter.

      c) NuPro follows strict confidentiality directions satisfactory to Mr. Veselinovic.

      As a result of the option agreement to acquire the net assets of TrucTech, and the anticipated completion thereof, NuPro commenced organizational activities and prototyping and market development efforts in early 1997. However, certain related expenses, totaling $144,651, continued to be paid by TrucTech until November 30, 1997.

      In 1998 it was recognized that these 1997 amounts should be born by NuPro. They were transferred to NuPro by a credit to Advances - TrucTech. The amount is reflected as a prior period adjustment in the Statement of Loss and Deficit for NuPro.


4.    ACCOUNTS RECEIVABLE - TOPTRAC, S.A. DE C.V.
      This amount represents unsecured advances to TopTrac, S.A. de C.V. ("TopTrac"), a Mexican manufacturing company, owned by a director of NuPro, which manufactures the TracTop product for direct sales in Mexico and for sales to NuPro. The amount is comprised as follows:

                   Sales of inventory of TracTop components                          $   78,051
                   Miscellaneous charges paid on behalf of TopTrac                       12,138
                   Cash advance                                                          10,000
                                                                                     ----------
                                                                                     $  100,189
                                                                                     ==========

      The balance is to be repaid, without interest, at the rate of $100 per TracTop unit sold. Since TrucTech is the sole source of TopTrac's cash flows and there are no TracTop sales, it is unlikely this account will be repaid in full within the next year.

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

5.    PROPERTY AND EQUIPMENT (NOTE 14)
                                                                        NUPRO         TRUCTECH        COMBINED
                                                                     ==========      ==========      ==========
      Plant Equipment                                                $   31,952      $  366,688      $  398,640
      Automotive Equipment                                               14,291          68,986          83,277
      Office Equipment                                                   22,040               -          22,040
                                                                     ----------      ----------      ----------
                                                                         68,283         435,674         503,957
      Less: Accumulated depreciation                                     16,587          66,253          82,840
                                                                     ----------      ----------      ----------
      NET BOOK VALUE                                                 $   51,696      $  369,421      $  421,117
                                                                     ==========      ==========      ==========

      All of the TrucTech plant equipment is located at the TopTrac, S.A. de C.V. plant in Guaymas, Mexico. NuPro has entered into a lease for contiguous space. Under terms of the lease, equipment and inventory is subject to possession and sale by the landlord to satisfy lease delinquencies.

----------------------------------------------------------------------------------------------------------------
      INVESTMENT IN UNUTILIZED PRE-PRODUCTION PLANT (NOTE 14)
      Land                                                             $      -      $   82,500      $   82,500
      Building                                                                -         225,795         225,795
      Less: Accumulated depreciation                                          -          10,340         $10,340
                                                                       ---------     ----------      ----------
      Net book value                                                   $      -      $  297,955      $  297,955
----------------------------------------------------------------------------------------------------------------

6.    BANK INDEBTEDNESS

      Included in NuPro bank indebtedness is bank line of credit in the amount of $29,250 (Cdn $45,000) with an outstanding balance at November 30, 1998 of $29,217 (Cdn $44,949). The bank line of credit is due on demand and bears interest at prime plus 4% and is secured by a general security agreement over all assets of the Company and the guarantee of a director.

      TrucTech has a bank note outstanding in the amount of $35,999, due December 1998. $33,171 of this amount has been extended until July 12, 1999. Unsecured.

----------------------------------------------------------------------------------------------------------------
7.    LONG-TERM LIABILITIES
                                                                          NUPRO       TRUCTECH        COMBINED
                                                                       =========     ===========     ===========
      Mortgage Payable (Note 14)
       Montgomery County Bank - 9% payable in monthly
       installments of $2,575, including principal and interest,
       due May 1999, secured by Company real estate.                   $      -      $  230,699      $  230,699

      Notes Payable
       Montgomery County Bank - prime plus 2.5%, payable in
       monthly installments of $4,224, including principal
       and interest, due August 2001. Secured by a general
       security agreement over all assets, and insured by the
       Small Business Administration.                                         -         149,355         149,355

      Chrysler Corporation
       12.5%, payable in monthly installments of $630,
       including principal and interest, due July 2000.
       Secured by a vehicle and the guarantee of a director.                  -          12,764          12,764
----------------------------------------------------------------------------------------------------------------

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997

-------------------------------------------------------------------------------

      Colonial Pacific Leasing Corporation
        19.1% capital lease, payable in monthly installments
        of $439, including principal and interest, due
        September 2000. Secured by a trailer and the
        guarantee of a director.                                              -           9,053           9,053
                                                                     ----------      ----------      ----------
                                                                              -         401,871         401,871
      Related Party Loans
        Loans from various shareholders of the Companies,
        interest at 10 - 12%, with no specific terms of
        repayment or maturity dates. Unsecured.                          64,098         119,846         183,944
                                                                     ----------      ----------      ----------
                                                                         64,098         521,717         585,815
      Less: Current portion of principal                                      -          46,532          46,532

                                                                     ----------      ----------      ----------
                                                                     $   64,098      $  475,185      $  539,283

--------------------------------------------------------------------------------

      Future minimum principal payments due on long-term liabilities for years ended November 30 are as follows:

                   1999         -  Regular                             $      -      $   46,532      $   46,532
                                -  Discharge of mortgage on
                                   sale of property                           -         228,868         228,868
                   2000                                                       -          59,338          59,338
                   2001                                                       -          53,005          53,005
                   2002                                                       -          14,128          14,128
                   Unscheduled shareholder loans                         64,098         119,846         183,944
                                                                     ----------      ----------      ----------
                                                                     $   64,098      $  521,717      $  585,815
                                                                     ==========      ==========      ==========

      Included in NuPro related party loans are the following loans from shareholders: Pinecrest Consultants, Inc. (Gary Fitchett) $22,489, NAFTA (Elke Veselinovic) $16,259, and Robert Moore $25,350.

--------------------------------------------------------------------------------
8.    SHARE CAPITAL
      Under the State of Delaware Certificate of Incorporation, NuPro's capital stock is as follows:

      (a)    Authorized
             20,000,000 shares of common stock, par value of $0.001 1,000,000 shares of preference stock, par value of $0.001, issuable in series, with powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions as fixed by resolution by the Board of Directors.

      (b)    Issued
             2,808,885 shares of common stock.

      (c)    Restricted Shares
             As at November 30, 1998, 750,000 of the issued shares are held in escrow. The shares are issued to Gary A. Fitchett as trustee and were to be released under certain conditions per Board of Directors' resolution. It will be recommended to the Board of Directors' that approximately 460,000 shares be issued to approximately 60 shareholders in order to compensate them for the lost opportunity of exercising their warrants. This transfer will not dilute existing shareholders. The balance of approximately 290,000 shares will be used to settle other company commitments.

      (d)   Share Purchase Options
            Options to purchase 275,000 common shares are outstanding, and may be exercised on the following basis:
--------------------------------------------------------------------------------

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997

--------------------------------------------------------------------------------

                                                       Number of         Exercise      Expiration Date
                                                         Shares           Price
                                                       ---------         --------      ---------------
      Directors                                          125,000          $4.00        December 31, 2002
      Advisory Council                                    90,000          $4.00        December 31, 2000
      Consultant                                          60,000          $1.00        December 31, 2002

      Under the State of Georgia Certificate of Incorporation, the TrucTech capital stock is as follows:

      (a)   Authorized
            10,000,000 shares of common stock, par value of $1.00
            500,000 shares of Series A preferred stock, no par value 500,000 shares of Series B preferred stock, no par value

      (b)   Issued
            900,000 shares of common stock, 191,217 shares of Series B preferred stock


--------------------------------------------------------------------------------
9.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

      In the year ended November 30, 1997, 113,933 shares of NuPro, valued at $49,958, were issued for services and 535,806 shares of NuPro, valued at $270,348 were issued to settle debts of TrucTech.

      In the year ended November 30, 1998, 5,150 shares of NuPro, valued at $5,150, were issued for services, 15,000 shares of NuPro, valued at $15,000, were issued for rent, and 100,000 shares of NuPro, valued at $100,000, were issued to settle debts of TrucTech.

      The value of the shares issued in settlement of debt and services rendered was at the fair value of the shares at the date of issuance.


--------------------------------------------------------------------------------
10.   INCOME TAXES
      NuPro has losses for income tax purposes available to reduce taxable income of approximately $915,000. The potential benefit of these losses has not been reflected in the financial statements since there is no assurance that the losses will be utilized. Additionally, the limitations on these losses resulting from the business combination has not been determined.

      TrucTech has losses for income tax purposes available to reduce taxable income of approximately $5,600,000. The potential benefit of these losses has not been reflected in the financial statements since there is no assurance that the losses will be utilized. Additionally, the limitations on these losses resulting from the business combination has not been determined.


--------------------------------------------------------------------------------
11.   COMMITMENTS AND CONTINGENCIES
      NuPro has lease commitments outstanding as follows:

                                                         Monthly         Annual            Maturity
                                                         -------         ------            --------
        Office - Tucson, Arizona                          $1,961        $25,332          March 31,1999
        Factory - Guaymas, Mexico                          1,015         12,180         October 31,2002

--------------------------------------------------------------------------------

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997

      NuPro contemplates extending the Tucson office lease for a further term of one year until March 31, 2000, based on an offer to lease received from the landlord at the same monthly rent.

      Future minimum lease payments due on leases for years ended November 30 are as follows:

                   1999                                              $   12,180
                   2000                                                  12,180
                   2001                                                  12,180
                   2002                                                  11,165
                                                                     ----------
                                                                     $   47,705
                                                                     ==========

      See above discussion regarding lessors contingent rights to inventory and equipment of NuPro.

      On February 15, 1998 TrucTech and NuPro entered into an agreement with Tooling Technology, canceling their option to acquire 3% of the issued and outstanding TrucTech shares and settling in full the approximate $100,000 liability for production tooling in exchange for 100,000 shares of NuPro stock and warrants to acquire an additional 100,000 shares at $1.25 per share. Those warrants expired on June 30, 1998 without exercise.

      CONTINGENCIES

      TrucTech has issued common shares to certain stockholders, officers and directors to protect their investment in contemplation of the NuPro merger. The calculated amount was based in part on services performed by these individuals during the development stage of TrucTech and other pro-rata amounts. It has not been determined if these shares will be considered capital distributions or compensation to the recipients. The tax consequences of this determination to the recipients and to TrucTech have not been determined, but could be substantial.

      YEAR 2000 COMPLIANCE
      The year 2000 issue relates to misstatements that may result in computer systems that use only two digits to record a year. The misstatements, which may occur before, on, or after January 1, 2000, result when dates are used in computations and comparisons. Company management believes it is compliant with the SEC's requirement to evaluate and disclose the cost of compliance. NuPro utilizes only popular retail software which asserts that it is Y2K compliant. Additionally, management believes it is not currently dependent on vendors or suppliers whose systems, if not compliant, would cause any material financial misstatements to NuPro.

12.   RELATED PARTY TRANSACTIONS
      During the periods, the following financial transactions were completed with shareholders, directors, managers or employees who are deemed to be related parties to each Company:

      NuPro
      During 1997, the Company paid management fees of $42,978 to Management Synergistics, a division of Pinecrest Consultants, Inc. The fee was paid by the issuance of 70,000 shares at $.36 per share and the exercise of 33,333 warrants at $.53 per share.

      In June 1998, options to purchase 25,000 common shares at $ 4.00 per share until December 31, 2002 were issued to each of five directors.

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997

        In June 1998, options to purchase 15,000 common shares at $4.00 per share until December 31, 2000 were issued to each of six members of the advisory council.

        During 1998 rent was paid to a director for factory space in Guaymas, Mexico of $12,180.

        During 1998, management fees were accrued to two members of management covering the period of April 1997 to November 1998 in the amount of $270,000.

        During 1998, management salaries were accrued to one member of management covering the period of January 1997 to November 1998 in the amount of $75,125.

        During 1998, various unsecured loans bearing interest at 12% per annum were made to the Company by shareholders. The balance outstanding at November 30, 1998 totaled $64,098.

        During 1998, wages were paid to children of one director in the amount of $16,436.

        Accrued management fees, due to related parties, are not expected to be paid until cash is available from operations or public offering to allow their payment.

        During 1998, common shares were issued as follows:

                   Relation                 Number                 Consideration                Valuation
                   --------                 ------                 -------------                ---------
        Director and officer                60,000                45,000  cash              Exercise of warrants
        Director and officer                64,000                33,600  cash              Exercise of warrants
        Director and officer                23,000                17,250  cash              Exercise of warrants
        Children of a director               5,600                 2,938  cash              Fair market value
        Member of advisory council           3,000                 3,000  cash              Fair market value
        Member of advisory council             375                   375  services          Fair market value
        Director                            15,000                15,000  rent              Fair market value
        TrucTech creditor                  100,000               100,000  debt settlement   Fair market value

      The 1997 debt of $95,611 has been classified as long-term due to its conversion common stock.

      TrucTech
      During 1998 an unsecured loan bearing interest at 10% was made to the Company by a director. The balance outstanding at November 30, 1998 was $119,846.

      On July 27, 1998, the TrucTech shareholders approved the issuance of the following shares to related parties to protect their investment in contemplation of the merger with NuPro:

                                                                        Common       B Preferred     NuPro Shares
                                                                        Shares          Shares        on Merger
      -----------------------------------------------------------------------------------------------------------
      Related to Luba and Elke Veselinovic:
                   Krida Overseas Trading and Investments               294,743          12,593       2,072,577
                   Edda Schaecke                                           (536)          8,000         207,375
                   Veselinovic Children's Trust                         128,718          12,341       1,104,912
                   NAFTA Technology, Trading and Consulting              80,327               -         473,960

NUPRO INNOVATIONS INC.
TRUCTECH, INC.
(DEVELOPMENT STAGE COMPANIES)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998 AND 1997

----------------------------------------------------------------------------------------------------------------
                                                                       Common        B Preferred    NuPro Shares
                                                                       Shares           Shares       on Merger
----------------------------------------------------------------------------------------------------------------
      Related to Gary Fitchett:
                   Pinecrest Consultants, Inc. and
                      Fitchett Family Trust                             110,918          23,369       1,261,868
                   Richard Fitchett                                       2,160             306          21,815

                                                                        616,330          56,609       5,142,507

13.   NET LOSS PER SHARE
      Restricted shares and warrants are not included in the computation of the weighted average number of shares outstanding during the period as the effect would be antidilutive. Net loss per common share is based on the weighted average number of NuPro shares outstanding during the periods:
      2,562,051 for 1998 and 680,089 for 1997.

      The pro-forma loss per share is calculated by dividing the combined losses by the 10,142,218 shares outstanding after the business combination.

14.   SUBSEQUENT EVENT
      In January 1999 the Company sold the land and building which has a book value of $297,955 for net proceeds after adjustments and selling expenses of $225,254. The mortgage payable thereon was discharged from the proceeds of sale.

     The following interim financial statements are the UNAUDITED representations of the management of NuPro Innovations Inc. They are abbreviated presentations and should only be read in conjunction with the audited financial statements for the preceding periods which are presented elsewhere in this document.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)                 COMBINED
                                                                                AS OF                      AS OF
ASSETS                                                                    AUGUST 31, 1999             NOVEMBER 30, 1998
CURRENT
   Cash                                                                    $  5,378,438                 $    2,458
   Accounts Receivable                                                                -                      3,902
   Inventory                                                                      2,633                      2,633
   Prepaid                                                                       10,604                     12,892
                                                                           ------------                 ----------
     Total Current Assets                                                     5,391,675                     21,885

PROPERTY AND EQUIPMENT                                                          652,549                    421,117

OTHER
  Accounts Receivable - TopTrac, S.A. de C.V.                                   100,189                    100,189
  Unutilized Pre-production  Plant                                                    -                    297,955
  Cash Advances for Construction
    to NuPro Innovation Mexico, S.A. de C.V.                                    301,050                          -
  Deposits                                                                       17,253                          -
                                                                           ------------                 ----------
                                                                                418,492                    398,144
                                                                           ------------                 ----------
                                                                           $  6,462,716                  $ 841,146
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
   Bank indebtedness                                                       $    172,827                 $   81,240
   Accounts Payable and Accruals                                                243,705                    135,336
   Accrued Management Fees and Salaries                                         297,813                    107,253
   Current portion of long-term liabilities                                      64,038                     46,532
                                                                           ------------                 ----------
     Total Current Liabilities                                                  778,383                    370,361

LONG-TERM LIABILITIES                                                           288,027                    539,283

CONVERTIBLE DEBENTURES (NOTE 3)                                               1,050,000                          -

OTHER LIABILITIES
   Accrued Management Fees (Note 4)                                             320,000                    320,000

SHAREHOLDERS' EQUITY (DEFICIENCY)                                             4,026,306                   (388,498)
                                                                           ------------                 ----------
                                                                           $  6,462,716                 $  841,146
==================================================================================================================

Comparative 1998 amounts present the combined financial position, development stage losses and cash flows of NuPro Innovations Inc. and TrucTech, Inc., which were merged effective December 1, 1998. The accompanying notes and the audited financial statements for the periods ended November 30, 1998 and 1997 should be read with these financial presentations.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY                        (UNAUDITED)


                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                                             ADDITIONAL           DURING
                                            COMMON        SHARE CAPITAL        PAID IN          DEVELOPMENT
                                            SHARES            AMOUNT           CAPITAL             STAGE           TOTAL
                                          ----------         --------        ------------      ------------      -----------
Issued for cash                              750,002           $5,571            $     -            $     -        $  5,571
Net loss for the period                                                                              (1,365)         (1,365)

BALANCE, NOVEMBER 30, 1996                   750,002            5,571                  -             (1,365)          4,206

Issued for cash                              743,605          201,176            119,664                  -         320,840
Issued for services                          113,933           27,306             22,652                  -          49,958
Issued for settlement of debts                                                                                            -
   of TrucTech, Inc.                         535,806          270,348                                               270,348
Adjustment to par value                                      (502,258)           502,258                                  -
Net loss for the period                                                                            (320,685)       (320,685)

BALANCE, NOVEMBER 30, 1997                 2,143,346            2,143            644,574           (322,050)        324,667

Issued for cash                              545,389              546            419,770                  -         420,316
Issued for services                            5,150                5              5,145                  -           5,150
Issued for settlement of debts
   of TrucTech, Inc.                         100,000              100             99,900                  -         100,000
Issued for short-term rent                    15,000               15             14,985                  -          15,000
Net loss for the period                            -                -                  -           (669,646)       (669,646)
                                          ----------         --------       ------------       ------------     -----------

BALANCE, NOVEMBER 30, 1998                 2,808,885            2,809          1,184,374           (991,696)        195,487
                                          ----------         --------       ------------       ------------     -----------

To be issued for acquisition of
   net assets of TrucTech, Inc.            7,333,333            7,333          5,492,667                  -       5,500,000
   Adjustment for cost basis
    of accounting                                  -                -          (476,585)         (5,607,400)     (6,083,985)
                                          ----------         --------       ------------       ------------      -----------

COMBINED, NOVEMBER 30, 1998               10,142,218           10,142          6,200,456         (6,599,096)       (388,498)

Regulation-S subscribed, paid
   but unissued                            2,475,000            2,475          4,947,525                  -       4,950,000
Costs of raising capital                           -                -           (53,902)                  -        (53,902)
Escrowed shares issued
   in conversion of debt                           -                -             76,734                  -          76,734
Net loss for the period                            -                -                  -          (558,028)        (558,028)
                                          ----------         --------       ------------      ------------      -----------
BALANCE, AUGUST 31, 1999                  12,617,218         $ 12,617       $ 11,170,813      $ (7,157,124)     $ 4,026,306
===========================================================================================================================

The accompanying notes and the audited financial statements for the periods ended November 30, 1998 and 1997 should be read with these financial presentations.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF LOSS AND DEFICIT
NINE MONTHS ENDED AUGUST 31,1999 AND 1998             (UNAUDITED)


                                                                                           COMBINED
THREE MONTHS ENDED AUGUST 31:                                           1999                 1998
                                                                   ---------------      ---------------

Revenue - Interest Earned                                          $        55,868      $             -
                                                                   ---------------      ---------------

Costs and expenses:
  Development, pre-production, and administration                          166,463              155,836
  Financial, primarily interest                                             17,316               15,919
  Depreciation and amortization                                              4,719                9,856
                                                                   ---------------      ---------------
                                                                           188,498              181,611
                                                                   ---------------      ---------------

Income (loss) before income taxes                                         (132,630)            (181,611)
Income taxes                                                                     -                    -
                                                                   ---------------      ---------------
Net income (loss) for period                                       $      (132,630)     $      (181,611)
                                                                   ===============      ===============
Net income (loss) per common share                                 $        (0.011)     $        (0.018)
                                                                   ===============      ===============
Weighted average shares outstanding                                     12,397,109           10,142,218
                                                                   ===============      ===============


                                                                                                                COMBINED
                                                                                                              ACCUMULATED
                                                                                                               DURING THE
                                                                                           COMBINED           DEVELOPMENT
NINE MONTHS ENDED AUGUST 31:                                            1999                 1998                STAGE
                                                                   ---------------      ---------------     -----------------
Revenue - Interest Earned                                          $        56,443      $             -     $          56,443
                                                                   ---------------      ---------------     -----------------

Costs and expenses:
  Development, pre-production, and administration                          476,927              610,006             2,828,499
  Stock issued for protection of investment                                      -                    -             3,252,600
  Loss on disposition of properties                                         71,841                    -               321,794
  Financial, primarily interest                                             51,552               47,760               677,568
  Depreciation and amortization                                             14,151               15,041               133,106
                                                                   ---------------      ---------------     -----------------
                                                                           614,471              672,807             7,213,567
                                                                   ---------------      ---------------     -----------------

Income (loss) before income taxes                                         (558,028)            (672,807)           (7,157,124)
Income taxes                                                                     -                    -                     -
                                                                   ---------------      ---------------     -----------------
Net income (loss) for period                                       $      (558,028)     $      (672,807)    $      (7,157,124)
                                                                   ===============      ===============     =================
Net income (loss) per common share                                 $        (0.050)     $        (0.066)
                                                                   ===============      ===============
Weighted average shares outstanding                                     11,097,327           10,142,218
                                                                   ===============      ===============


The accompanying notes and the audited financial statements for the periods ended November 30, 1998 and 1997 should be read with these financial presentations.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW
NINE MONTHS ENDED AUGUST 31, 1999 AND 1998                 (UNAUDITED)

                                                                                                      COMBINED
                                                                                                    ACCUMULATED
                                                                                                     DURING THE
                                                                                COMBINED            DEVELOPMENT
NINE MONTHS ENDED AUGUST 31:                                   1999               1998                 STAGE
                                                           - - - - - - --     - - - - - - - -     - - - - - - - - --
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
   Net loss for the period                                   $(558,028)         $(672,807)            $(7,157,124)
   Adjustments to reconcile net loss
     to net cash
     Depreciation                                               14,151             15,041                 133,106
     Loss on Disposal of obsolete equipment                          -                  -                 130,141
     Stock issued for protection of investment                       -                  -               3,252,600
     Stock issued for rent and services                              -                  -                  70,108
     Loss on writeoff of joint venture investment                    -                  -                 119,812
     Loss on sale of unutilized
        preproduction plant                                     71,841                  -                  71,841
                                                             - - - - -           - - - --               - - - - -
                                                              (472,036)          (657,766)             (3,379,516)
Changes in assets and liabilities
     Accounts receivable                                         3,902             14,489                (100,189)
     Inventories                                                                                           (2,633)
     Prepaid                                                     2,288            (24,892)                (10,604)
     Accounts payable                                          108,369            (52,190)                243,705
     Bank indebtedness                                          91,587             (5,242)                172,827
     Customer deposits                                               -            (30,523)                      -
     Payables and accruals paid with NuPro stock                     -            100,000                 370,348
     Accrued management fees                                   190,560            145,538                 617,813
                                                             - - - - -           - - - --               - - - - -
                                                               (75,330)          (510,586)             (2,088,249)
                                                             - - - - -           - - - --               - - - - -

INVESTING ACTIVITIES
   Purchase of capital assets                                 (245,583)             1,747              (1,131,251)
   Cash advances for construction to
     NuPro Innovation Mexico, S.A. de C.V.                    (301,050)                 -                (301,050)
   Investment in Joint Ventures                                      -                  -                (119,812)
   Deposits                                                    (17,253)              (538)                (17,253)
                                                             - - - - -           - - - --               - - - - -
                                                              (563,886)             1,209              (1,569,366)
                                                             - - - - -           - - - --               - - - - -

FINANCING ACTIVITIES
   Increase in (repayment of) long-term liabilities             77,717            (29,230)                479,588
   Advances from (repayments to) shareholders                   (8,619)            29,575                 175,325
   Increase in convertible debentures                        1,050,000                  -               1,050,000
   Common stock subscribed and paid                          4,896,098            574,399               7,331,140
                                                             - - - - -           - - - --               - - - - -
                                                             6,015,196            574,744               9,036,053
                                                             - - - - -           - - - --               - - - - -

INCREASE (DECREASE) IN CASH FOR THE PERIOD                   5,375,980             65,367               5,378,438

CASH, BEGINNING OF PERIOD                                        2,458              2,936                       -
                                                             - - - - -           - - - --               - - - - -
CASH, END OF PERIOD                                         $5,378,438          $  68,303              $5,378,438
=================================================================================================================

The accompanying notes and the audited financial statements for the periods ended November 30, 1998 and 1997 should be read with these financial presentations.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED AUGUST 31,1999 AND 1998                            (UNAUDITED)
--------------------------------------------------------------------------------

1. In the opinion of management, all adjustments, consisting of normal recurring accruals have been made which are necessary for a fair presentation of the financial position of the Company as of August 31, 1999, and the results of operations and cash flows for the nine months ended August 31, 1999. Interim results are not necessarily indicative of the results for the entire fiscal year. The disclosures in the audited financial statements for the year ended November 30, 1998 should be read in conjunction with these interim financial statements.

2. NuPro Innovations Inc. continues as a development stage company. The acquisition of the net assets of TrucTech, Inc. (a development stage company) has been approved by the shareholders of Trutech and by the board of directors of NuPro. The purchase transaction is recorded in these financial statements effective December 1, 1998, and operations are combined subsequent to that date.

3. In May 1999, the Company entered into subscription agreements under Regulation S of the Securities Act. The issue, totaling $6,000,000, consists of 1,500,000 shares of common stock at $2.00 per share, $3,000,000 in debentures also convertible at a minimum of $2.00 per share, and warrants to purchase 1,500,000 additional shares of common stock at $2.50 per share, exerciseable only after the debentures have been converted. As of August 31, 1999, $3,500,000 of the units subscribed had been paid with shareholders opting to receive common shares directly in lieu of convertible debentures. The remaining $2,500,000 has also been collected which resulted in the issuance of an additional 725,000 common shares and convertible debentures totaling $1,050,000. Interest will begin accruing on the debentures at 10% per annum one year after their issue date with maturity six years after issuance. Warrants for 200,000 shares are subscribed but unpaid at $2.50 per share leaving remaining unsubscribed or exercised warrants for 1,300,000 shares.

4. In May 1999, Luba Veselinovic entered into an agreement with Gary Fitchett, personally and on behalf of the Fitchett Family Trust, Pinecrest Consultants, Inc. and Management Synergistics to purchase 1,000,000 shares of the Fitchett NuPro shares for the aggregate price of $500,000. The agreement was reached with shares of the Fitchett NuPro shares for the aggregate price of $500,000. The agreement was reached with an understanding to provide an orderly transfer of Company affairs. $250,000 of the purchase price is payable on closing. Closing has not yet occurred because certain conditions precedent to closing have not yet been satisfied. The remaining $250,000 balance is payable by a note co-signed by Luba Veselinovic and NuPro Innovations Inc. and is payable according to the following schedule:

                                                         MONTHLY             ANNUAL
                                                         -------             ------
                       Year one                          $2,500              $30,000
                       Year two                           5,000               60,000
                       Year three                         7,500               90,000
                       Year four                         10,000               70,000
                                                                            --------
                                                                            $250,000
                                                                            ========

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED AUGUST 31,1999 AND 1998                           (UNAUDITED)

-------------------------------------------------------------------------------

      If the note is not paid by August 31, 2004, 500,000 shares will be returned to Fitchett by Veselinovic prorata to the amount unpaid on the note.

      While NuPro is not the principle signer of the note, it is expected that the cash flows will come from NuPro as payment of compensation or accrued management fees to Luba Veselinovic or one of his affiliated entities. Existing accrued management fees due to Fitchett of approximately $175,000 will be paid upon the earlier of (1) completion of a public offering of NuPro shares or (2) profits earned in excess of required capital expenditures and dividends. $175,000 of the management fees due to Luba Veselinovic are also "frozen" and payable under the above mentioned terms. Management fees in excess of $175,000 accruing to Luba Veselinovic or his affiliates are payable out of available funds. The "frozen" fees may otherwise be paid to make the note payments or personal obligations to Fitchett. An additional 200,000 shares were provided by Fitchett to Veselinovic to use for special consideration at no charge. Pursuant to the transition plan certain actions undertaken by Fitchett on behalf of NuPro are being resolved by current management and may result in some reduction of the funds otherwise due him. The effect on these financial statements is not measurable but is not believed to be materially adverse.

5. In June, 1999 the oral technology license agreement referred to in Note 3 to the audited financial statements for the year ended November 30, 1998 was documented in a written agreement between Krida Overseas Investments Trading Limited, a Cyprus company ("Krida") and NuPro. The agreement grants NuPro an exclusive world wide license to the NuPro technology owned by Krida through December 31, 2002. The license fee is 1.5% of the gross revenues up to $5,000,000 and 2% thereafter resulting from the NuPro technology and products sold by NuPro. The exclusivity after December 31, 2002 is dependent on the continuing involvement of Luba Veselinovic or achievement of at least 50% of the forecasted sales in the business plan and annual sales increase of at least 10%.

6. In August, 1999 the escrowed shares referred to in Note 8 to the audited financial statements were distributed to the certain shareholders in accordance with the plan previously authorized by the board of directors. 460,886 shares were distributed to approximately 60 shareholders to compensate them for the lost opportunity to exercise their warrants and 289,114 were distributed to 7 shareholders to settle various NuPro commitments.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

     Exhibit No.                         Description
     -----------                         -----------
         2.1      Certificate of Domestication of the Company, dated August 7,
                  1997

         2.2      Certificate of Incorporation of the Company

         2.3      Bylaws of the Company

         3.1      Warrant to Purchase Shares of Common Stock of the Company

         3.2      Form of 10.00% Unsecured Convertible Debenture

         6.1 Technology License Agreement by and between Krida Overseas Investments Trading Limited and the Company dated as of June 1, 1999

         6.2 Asset Purchase Agreement by and between TrucTech, Inc., and the Company effective as of December 1, 1998.

         6.3 Form of Indemnification Agreement for Members of the Board of Directors

         6.4      Form of Indemnification Agreement for Members of the
                  Advisory Council

         6.5 Secondment Agreement by and between the Company and Krida Overseas Investments Trading Limited dated as of December 1, 1998

         6.6 Form of Stock Option Agreement for Members of the Company's Board of Directors

         6.7 Form of Stock Option Agreement for Members of the Company's Advisory Council

         6.8 Office Building Lease between East Broadway 5151 Limited Partnership and Luba Veselinovic and Elke Veselinovic, H & W, DBA NuPro Innovations Inc. dated as of the 17th day of December, 1996.

         6.9 First Amendment to Lease made the 17th day of April, 1998, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc.

         6.10 Second Amendment to Lease made the 22nd day of March, 1999, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc.

         6.11 Buy-Sell Agreement dated August 24, 1999 between Ernesto Zaragoza de Cima and NuPro Innovation Mexico S.A de C.V.*

         12.1     Subsidiaries of the Company

         12.2     Consent of S.E. Clark & Company, P.C. Independent Auditors

         27.1     Financial Data Schedule (Year Ended November 30, 1998)

         27.2     Financial Data Schedule (Nine Months Ended August 31, 1999)


         *        To be filed by amendment

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  NUPRO INNOVATIONS INC.



                                  By: /s/ Luba Veselinovic
                                      -----------------------------------------
                                      Luba Veselinovic, Chief Executive Officer



December 9, 1999

                                 EXHIBIT INDEX


     Exhibit No.                           Description
     -----------                           -----------
         2.1      Certificate of Domestication of the Company, dated August 7,
                  1997

         2.2      Certificate of Incorporation of the Company

         2.3      Bylaws of the Company

         3.1      Warrant to Purchase Shares of Common Stock of the Company

         3.2      Form of 10.00% Unsecured Convertible Debenture

         6.1 Technology License Agreement by and between Krida Overseas Investments Trading Limited and the Company dated as of June 1, 1999

         6.2 Asset Purchase Agreement by and between TrucTech, Inc., and the Company effective as of December 1, 1998.

         6.3 Form of Indemnification Agreement for Members of the Board of Directors

         6.4      Form of Indemnification Agreement for Members of the
                  Advisory Council

         6.5 Secondment Agreement by and between the Company and Krida Overseas Investments Trading Limited dated as of December 1, 1998

         6.6 Form of Stock Option Agreement for Members of the Company's Board of Directors

         6.7 Form of Stock Option Agreement for Members of the Company's Advisory Council

         6.8 Office Building Lease between East Broadway 5151 Limited Partnership and Luba Veselinovic and Elke Veselinovic, H & W, DBA NuPro Innovations Inc. dated as of the 17th day of December, 1996.

         6.9 First Amendment to Lease made the 17th day of April, 1998, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc.

         6.10 Second Amendment to Lease made the 22nd day of March, 1999, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc.

         6.11 Buy-Sell Agreement dated August 24, 1999 between Ernesto Zaragoza de Cima and NuPro Innovation Mexico S.A. de C.V.*

         12.1     Subsidiaries of the Company

         12.2     Consent of S.E. Clark & Company, P.C. Independent Auditors

         27.1     Financial Data Schedule (Year Ended November 30, 1998)

         27.2     Financial Data Schedule (Nine Months Ended August 31, 1999)

         *        To be filed by amendment